FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2002

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

100 Queen Street

Melbourne Victoria 3000

Australia

(*Address of principal executive office*)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Media Release

Corporate Affairs
Level 20, 100 Queen Street
Melbourne Vic 3000
Telephone 03 9273 6190
Facsimile 03 9273 4899
www.anz.com

For release: 11:30 am Monday, 3 June 2002

Newspaper job advertisements down 8.2% in May

The number of job advertisements in major metropolitan newspapers fell by 8.2% (seasonally adjusted) in May to an average of 21,477 per week, following April's (record) increase of 23.6%.

Compared with May last year, the number of newspaper job advertisements was up by 8.1%.

In trend terms, the number of newspaper job advertisements rose by 1.4% in May, following a 1.6% (revised from 1.9%) increase in April, to be 9.8% higher than in May last year.

The number of job advertisements on internet sites monitored by ANZ rose by 2.3% in May, the fourth increase in succession, following a 0.9% increase in April (note that internet data is not seasonally adjusted). Since the low point in January the number of internet job advertisements has risen by 30.8%, although it remains 39.0% below the peak recorded in September 2000. Compared with May last year, the number of internet job advertisements was down by 18.9%.

"The sharp decline in the number of job advertisements between April and May is exaggerated by the impact of this year's earlier than usual Easter on the April figures," ANZ Chief Economist Saul Eslake said.

"As we have noted in the past two releases, the seasonal adjustment factors provided by the Australian Bureau of Statistics presume Easter occurs in April, as it has done in all but six of the 27 years since the job advertisements series commenced. We estimate the early Easter reduced the level of job advertisements in March, and increased it in April, by about 7%.

"Abstracting from this effect, we estimate the number of newspaper job advertisements fell by about 1.5% in May, following a (similarly adjusted) 6.9% increase in April," Mr Eslake said.

The following table provides ANZ's estimates of the level of, and monthly changes in, the number of newspaper job advertisements in each of the past three months after adjusting for the impact of the early Easter. As noted last month, this has been done by swapping around the actual figures for the last week of March with those for the first week of April:

Month	*Not adjusted for early Easter*		*Adjusted for early Easter*	
	Level	*% ch.*	*Level*	*% ch.*
March	18,927	-8.8	20.395	-1.8
April	23,386	23.6	21,808	6.9
May	21,477	-8.2	21,477	-1.5

"Given the strong increase in the number of job advertisements in April, even after discounting the early Easter effect, the small decline in May is unsurprising and does not detract from the

ANZ

Company Secretary's Office
Level 6, 100 Queen Street
Melbourne VIC 3000
Phone 03 9273 6141
Fax 03 9273 6142
www.anz.com

3 June 2002

Company Announcements
Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

Notice of initial substantial holder

As a result of its participation in the ING Australia joint venture, ANZ is regarded as having acquired an interest in securities held by the joint venture for the purpose of the substantial holder notification requirements in the Corporations Act 2001.

Yours faithfully

Jane Slatter

Jane Slatter
Group General Counsel & Company Secretary

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	ILUKA RESOURCES LIMITED (the "Entity")
ACN/ARSN	008 675 018

This notice is given by Australia and New Zealand Banking Group Limited ABN 11 005 357 522 (**"ANZ"**) on behalf of itself and each of its controlled bodies corporate (**"ANZ Subsidiaries"**) named in the list of 5 pages annexed to this notice and marked "A".

1. Details of substantial holder

Name	Australia and New Zealand Banking Group Limited ("ANZ")
ACN/ARSN (if applicable)	005 357 522

The holder became a substantial holder on 30/04/02

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest(3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Persons' votes	Voting power
Ordinary Shares	10,894,219	10,894,219	5.01%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of securities
ANZ Executors & Trustee Company Limited (the "ANZ Holder")	Registered holder	7,032 ordinary shares
ANZ	Taken under section 608(3)(b) of the Corporations Act 2001 to have a relevant interest by reason of having control of the ANZ Holder.	7,032 ordinary shares
Each of the ANZ Subsidiaries other than the ANZ Holder	Taken under section 608(3) of the Corporations Act 2001 to have a relevant interest by reason of having voting power (through the relevant interests of its associate, ANZ) above 20% in the ANZ Holder.	7,032 ordinary shares
ANZ and each of the ANZ Subsidiaries	Taken under section 608(3)(a) of the Corporations Act 2001 to have the same relevant interests in the Entity as ING Australia Holdings Ltd (**"INGA"**) by reason of it having voting power above 20% in INGA. ANZ understands that INGA has relevant interests in the number of shares in the Entity specified in the adjacent column by reason of it or an entity controlled by it being the registered holder or being entitled to be registered as the holder of such shares in the Entity. See the Form 603 given by INGA on 10/05/02, the information in which is hereby incorporated in this notice by reference.	10,887,187 ordinary shares

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Class and number of securities
ANZ and each of the ANZ Subsidiaries	The ANZ Holder.	Various Estates and Private Clients.	7,032 ordinary shares
ANZ and each of the ANZ Subsidiaries	See form 603 given by INGA in respect of the Entity on 10/05/02.	See form 603 given by INGA in respect of the Entity on 10/05/02.	10,887,187 ordinary shares

5. *Consideration*

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the 4 months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration		Class and number of securities
		Cash	Non-cash	
ANZ and each of the ANZ Subsidiaries	18/4/02	$13,587.84	N/a	4,032 Ordinary shares
ANZ and each of the ANZ Subsidiaries	30/4/02	Not applicable	Not applicable	10,887,187 ordinary shares

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Each of the ANZ Subsidiaries	Body corporate controlled by the substantial holder ANZ

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
ANZ	Level 6, 100 Queen Street, Melbourne VIC 3000
ANZ Subsidiaries	As set out in the list of 1 page annexed to this notice and marked "B"
ING Australia Limited	Level 13, 347 Kent Street, Sydney NSW 2000

Signature

print name Jane Louise Slatter capacity Secretary

sign here Jane Slatter date 3-Jun-02

Annexure "A"

This is the Annexure of five (5) pages marked "A" referred
to in the form 603 Notice of initial substantial holder

Signed by me and dated 3 June 2002.

Jane Louise Slatter - Secretary
Australia and New Zealand Banking Group Limited

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED CONTROLLED ENTITIES

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office
Australia	AFT Investors Services Pty Ltd		1
Australia	Alliance Holdings Limited		1
American Samoa	Amerika Samoa Bank Inc.		22
Australia	ANZcover Insurance Pty Ltd		1
Australia	ANZASSS No. 2 (NMRBE) Pty Ltd		1
Australia	ANZEST Pty Ltd		1
Australia	ANZ Adelaide Group Pty Ltd		1
Australia	ANZ Aircraft Finance Pty Ltd		1
Australia	ANZ Capel Court Limited		2
Australia	ANZIS Holdings Pty Ltd	60%	2
Australia	Capel Court International Investments Pty Ltd		2
Australia	Capel Court Management Limited		2
Australia	Valuta Group Pty. Limited		2
Australia	Valuta (No. 2) Pty. Limited		2
Australia	Valuta Properties Pty. Limited		2
Australia	ANZ Capital Hedging Pty Ltd		1
Australia	ANZ Custodians Pty Ltd		1
Delaware, USA	ANZ (Delaware) Inc.		3
Australia	ANZ Executors & Trustee Company Limited		1
Australia	ANZ Executors & Trustee Company (Canberra) Limited		1
Australia	ANZ Financial Products Pty Ltd		2
Australia	ANZ Funds Pty. Ltd.		1
Samoa	ANZ Bank (Samoa) Limited		7
New Zealand	ANZ Holdings (New Zealand) Limited		6
New Zealand	ANZ Banking Group (New Zealand) Limited		6
New Zealand	ANZ Investment Services (New Zealand) Limited		6
New Zealand	ANZ Property Holdings Limited		6
New Zealand	Bage Investments Limited		6
New Zealand	Endeavour Equities Limited		6
New Zealand	Endeavour Finance Limited		6
New Zealand	Tui Endeavour Limited		6
New Zealand	Endeavour Securities Limited		6
New Zealand	Tui Securities Limited		6
New Zealand	UDC Finance Limited		6
New Zealand	Loan Service Centre (NZ) Limited		6
New Zealand	Truck Leasing Limited		6

Annexure "A"

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office
New Zealand	Eftpos New Zealand Limited		6
New Zealand	Always There Limited		6
Australia	Always There (Australia) Pty Limited		1
Australia	EFT-POS Australia Pty Ltd		-
New Zealand	Eklick New Zealand Limited		6
Hong Kong	ANZ International (Hong Kong) Limited		17
Hong Kong	ANZ Asia Limited		17
Vanuatu	ANZ Bank (Vanuatu) Limited		8
Vanuatu	Banque ANZ Pacifique Limited		17
Vanuatu	La Serigne Limited		8
Singapore	ANZ International Private Limited		15
Singapore	ANZCOVER Pte. Ltd.		16
Singapore	ANZ Singapore Limited		15
Singapore	ANZ IPB Nominees Pte Ltd		15
Singapore	Torridon Pte Ltd		15
India	ANZ Information Technology Pvt Limited		9
Pakistan	ANZ Pakistan (Private) Ltd	95%	
Cook Islands	ANZ/V-Trac International Leasing Company	95%	20
Kiribati	Bank of Kiribati Ltd	75%	24
Australia	Binnstone Traders Pty Limited		1
Australia	Deori Pty Ltd		1
Delaware, USA	Ecomven LLC		25
Australia	Ecomven (Australia) Pty Ltd		1
Australia	LFD Limited		1
Australia	GNPL Pty Ltd		1
Australia	RFDL Pty Ltd		1
England	Minerva Holdings Limited		14
England	ANZEF Limited		14
England	ANZEF Leasing No. 1 Limited		14
England	ANZEF Leasing No. 2 Limited		14
England	ANZ Emerging Markets Holdings Limited		14
England	ANZ Securities (UK) Limited		14
Netherlands	ANZ Eurofinance B.V.		4
England	ANZ Global Nominees Limited		14
England	ANZIM Limited		14
Cayman Islands	ANZ International (Cayman Islands) Limited (in liquidation)		10
Netherlands	ANZ Investments (UK) B.V.		23
England	ANZ Leasing Limited		14
England	ANZ Leasing (No. 2) Ltd		14
England	ANZMB Limited		14
England	ANZ McCaughan (UK) Limited (in liquidation)		14
New York, USA	ANZ Securities Inc.		13
England	Brandts Nominees Limited		14
Netherlands	Grindlays Eurofinance B.V.		4
Guernsey	Minerva Fund Management (Guernsey) Limited		5

Annexure "A"

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office
England	Minerva Nominees Limited		14
England	Minerva Nominees (No.2) Limited		14
England	Spey Industrials Limited		14
Australia	Town & Country Land Holdings Pty Ltd		1
Australia	Votraint No. 1103 Pty Limited		1
Australia	ANZ General Partner Pty Ltd		2
Australia	ANZ Holdings Pty Ltd		1
Australia	ANZ Infrastructure Investments Limited		18
Australia	ANZ Investment Holdings Pty Ltd		1
Australia	530 Collins Street Property Trust		1
Australia	ANZ Investments Pty Ltd		1
Australia	ANZ Leasing Pty. Ltd.		1
Australia	ANZ Leasing (ACT) Pty. Ltd.		1
Australia	ANZ Leasing (NSW) Pty. Ltd.		1
Australia	ANZ Leasing (NT) Pty. Ltd.		1
Australia	ANZ Leasing (Vic) Pty. Ltd.		1
Australia	ANZ Lenders Mortgage Insurance Pty. Limited		1
New York, USA	ANZ Limited Partnership		13
Australia	ANZ Margin Services Pty Limited		1
Australia	ANZ MRP Pty Ltd		2
Australia	ANZ General Insurance Pty. Limited		1
Australia	ANZ General Insurance Pty. Limited		1
Australia	ANZ Orchard Investments Pty Ltd		1
Australia	ING Australia Limited	49	26
Australia	ANZ General Insurance Pty. Limited		26
Australia	ANZ Life Assurance Company Limited		26
Australia	ANZ Managed Investments Limited		26
Australia	ANZ InsAge Pty Ltd		26
Australia	ANZ Nominees Limited		1
Brazil	ANZ Participacoes E Servicos Ltda		12
Australia	ANZ Payment Services Pty Limited		1
England	ANZ Pensions (UK) Limited		14
Australia	ANZ Properties (Australia) Pty Ltd		1
Australia	Weelya Pty. Ltd.		1
New York , USA	ANZ Realty Holdings (USA) Inc		13
Australia	ANZ Rewards Pty Ltd		1
Australia	ANZ Rewards No. 2 Pty Ltd		1
Australia	ANZ Rural Products Pty Ltd		2
Australia	ANZ Securities (Holdings) Limited		2
Australia	ANZ Futures Limited		2
Australia	ANZIB Specialist Asset Management Limited		2

Annexure "A"

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office
New Zealand	ANZ Securities (New Zealand) Limited		6
New Zealand	ANZMAC Securities (New Zealand) Nominees Limited		6
Delaware, USA	ANZ Securities (USA) Inc *(to be struck off)*		13
Australia	ANZ Securities Limited		2
Australia	ANZ Securities (Entrepot) Pty Ltd		2
Australia	ANZ Securities (Nominee) Pty Ltd		2
Australia	ANZ Underwriting Limited		2
Australia	ANZ Technical Services Pty Ltd		1
England	ANZ U.K. Dividends (AUD) Limited		14
PNG	Australia and New Zealand Banking Group (PNG) Limited		19
PNG	8 & 9 Chester Street Ltd		19
Jersey	Bellgrove Services Limited		11
Australia	Bellinz Pty Ltd (proposed for deregistration)		1
Australia	Eauto Pty Ltd		1
Australia	Ecomel Pty. Limited		1
Australia	Elgeba Pty. Limited		1
Australia	E S & A Holdings Pty Ltd		1
Australia	E S & A Properties (Australia) Pty Ltd (proposed for deregistration)		1
Australia	Esanda Finance Corporation Limited		1
Australia	ANZ Vendor Solutions Pty Limited		1
Australia	Esanda (Wholesale) Proprietary Limited		1
Australia	Fleet Partners Pty Limited		1
Australia	Claric 246 Pty Ltd		1
Australia	P L Lease Management Pty Ltd		1
Australia	International Corporate Park Management Pty Ltd	*4.6	1
Australia	Loan Service Centre Pty Limited		1
Australia	Mercantile Credits Pty Ltd		1
Australia	ANZCAP Leasing Services Pty Ltd		1
Australia	ANZCAP Leasing (Vic.) Pty. Ltd.		1
Australia	FCA Finance Pty. Limited		1
Australia	Analed Pty. Ltd.		1
Australia	Crebb No 1 Pty Ltd		1
Australia	Crebb No 2 Pty Ltd		1
Australia	Crebb No 3 Pty Ltd		1
Australia	Crebb No 4 Pty Ltd		1
Australia	Crebb No 5 Pty Ltd		1
Australia	Crebb No 6 Pty Ltd		1
Australia	Crebb No 7 Pty Ltd		1
Australia	Crebb No 8 Pty Ltd		1
Australia	Crebb No 9 Pty Ltd		1
Australia	Crebb No 10 Pty Ltd		1
Australia	Crebb No 11Pty Ltd		1
Australia	Crebb No 12 Pty Ltd		1
Australia	Crebb No 13 Pty Ltd		1

Annexure "A"

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office
Australia	Crebb No 14 Pty Ltd		1
Australia	Crebb No 15 Pty Ltd		1
Australia	G-BNWF Aircraft Pty Ltd		2
Australia	G-BNWG Aircraft Pty Ltd		2
Australia	G BNWK Aircraft Pty Ltd		2
Australia	G-BNWP Aircraft Pty Ltd		2
Australia	Japan Australia Venture Capital Fund (MIC) Pty Ltd		1
Australia	JIKK Pty Ltd		1
Australia	NMRB Finance Limited *(In Liquidation)*		-
Australia	NMRB Pty Ltd		1
Australia	NMRSB Pty Ltd		1
Indonesia	PT ANZ Panin Bank	85	21
Jersey	Sabeus Trade Services Limited		11
England	The Bank of Australasia *(In Liquidation)*		-
England	The London Bank of Australia *(In Liquidation)*		-
England	The Union Bank of Australia Limited *(In Liquidation)*		-

NOTES:

All companies are 100% owned within the Group unless otherwise indicated.
* Controlled directly by ANZ, not shareholder.

Annexure "B"

This is the Annexure of one (1) page marked "B" referred
to in the form 603 Notice of initial substantial holder

Signed by me and dated 3 June 2002.

....

Jane Louise Slatter - Secretary
Australia and New Zealand Banking Group Limited

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

CONTROLLED ENTITIES

Registered Offices

1	Level 6, 100 Queen Street, Melbourne, Australia 3000
2	Level 12, 530 Collins Street, Melbourne, Australia 3000
3	C/O United States Corporation Company, 1013 Centre Road, Wilmington Delaware USA 19805
4	Burgemeester Rijnderslaan 10, 1185 Mc Amstelveen, The Netherlands
5	Sydney Vale House, Rue du Commerce, St Peter Port, Guernsey, Channel Islands
6	Level 15, ANZ Tower, 215-229 Lambton Quay, Wellington, New Zealand
7	Beach Road, Apia, Samoa
8	C/O KPMG, KPMG House, Rue Pasteur, Port Villa, Vanuatu
9	Shariff Chamber, 14 Cunningham Road, Bangalore, India 560052
10	Ugland House, South Church Street, Grand Cayman, Cayman Islands
11	15 Castle Street, St. Helier JE4 8ZH, Jersey, Channel Islands
12	Av - Rio Branco (Head Office) 01 Grupo 810 Rio de Janeiro RJ Brazil
13	6th Floor, 1177 Avenue of the Americas, New York, New York, USA 10036
14	Minerva House, Montague Close, London, SE1 9DH England
15	20 Raffles Place, #17-00 Ocean Towers, Singapore 048620
16	51 Bras Basah Road #08-03 Plaza by the Park, Singapore 189554
17	Suite 3101-3105, 27th Floor, One Exchange Square, 8 Connaught Place, Central Hong Kong
18	Level 11, 12 Moore Street, Canberra ACT 2601
19	Defens Haus, Cnr Champion Parade & Hunter Street, Port Moresby, Papua New Guinea
20	C/ Trust Net (Cook Islands) Limited, CIDB Building, Avarua Raratonga, Cook Islands
21	Ground & 1st Floor, Panin Bank Centre, Jl Jend Sudirman (Senayan) Jakarta, Indonesia, 10270
22	Amerika Samoa Bank Building, Fagatogo, American Samoa
23	Groeselaan 18, 3521 CB Utrecht, Netherlands
24	PO Box 66, Bairiki, Tarawa, Republic of Kiribati
25	C/O The Corporation Trust Co, 1209 Orange Street, Wilmington, Delaware, USA
26	347 Kent Street, Sydney, NSW, 2000

ANZ

Company Secretary's Office
Level 6, 100 Queen Street
Melbourne VIC 3000
Phone 03 9273 6141
Fax 03 9273 6142
www.anz.com

3 June 2002

Company Announcements
Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

Notice of initial substantial holder

As a result of its participation in the ING Australia joint venture, ANZ is regarded as having acquired an interest in securities held by the joint venture for the purpose of the substantial holder notification requirements in the Corporations Act 2001.

Yours faithfully

Jane Slatter

Jane Slatter
Group General Counsel & Company Secretary

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	Alesco Corporation Limited (the "Entity")
ACN/ARSN	008 666 064

This notice is given by Australia and New Zealand Banking Group Limited ABN 11 005 357 522 ("ANZ") on behalf of itself and each of its controlled bodies corporate ("ANZ Subsidiaries") named in the list of 5 pages annexed to this notice and marked "A".

1. Details of substantial holder

Name	Australia and New Zealand Banking Group Limited ("ANZ")
ACN/ARSN (if applicable)	005 357 522

The holder became a substantial holder on 30/04/02

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest(3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Persons' votes	Voting power
Ordinary Shares	3,236,121	3,236,121	9.67%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of securities
ANZ Executors & Trustee Company Limited (the "**ANZ Holder**")	Registered holder	11,676 ordinary shares
ANZ	Taken under section 608(3)(b) of the Corporations Act 2001 to have a relevant interest by reason of having control of the ANZ Holder.	11,676 ordinary shares
Each of the ANZ Subsidiaries other than the ANZ Holder	Taken under section 608(3) of the Corporations Act 2001 to have a relevant interest by reason of having voting power (through the relevant interests of its associate, ANZ) above 20% in the ANZ Holder.	11,676 ordinary shares
ANZ and each of the ANZ Subsidiaries	Taken under section 608(3)(a) of the Corporations Act 2001 to have the same relevant interests in the Entity as ING Australia Ltd ("**INGA**") by reason of it having voting power above 20% in INGA. ANZ understands that INGA has relevant interests in the number of shares in the Entity specified in the adjacent column by reason of it or an entity controlled by it being the registered holder or being entitled *to be registered as the holder of such shares in the Entity. See the* Form 604 given by INGA on 04/0202, the information in which is hereby incorporated in this notice by reference.	3,224,445 ordinary shares

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Class and number of securities
ANZ and each of the ANZ Subsidiaries	The ANZ Holder.	Various Estates and Private Clients.	11,676 ordinary shares
ANZ and each of the ANZ Subsidiaries	See form 604 given by INGA in respect of the Entity on 04/02/02.	See form 604 given by INGA in respect of the Entity on 04/02/02.	3,224,445 ordinary shares

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the 4 months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration		Class and number of securities
		Cash	Non-cash	
ANZ and each of the ANZ Subsidiaries	30/4/02	Not applicable	Not applicable	3,224,445 ordinary shares

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Each of the ANZ Subsidiaries	Body corporate controlled by the substantial holder ANZ

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
ANZ	Level 6, 100 Queen Street, Melbourne VIC 3000
ANZ Subsidiaries	As set out in the list of 1 page annexed to this notice and marked "B"
ING Australia Limited	Level 13, 347 Kent Street, Sydney NSW 2000

Signature

print name Jane Louise Slatter capacity Secretary

sign here Jane Slatter date 3-Jun-02

Annexure "A"

This is the Annexure of five (5) pages marked "A" referred
to in the form 603 Notice of initial substantial holder

Signed by me and dated 3 June 2002.

Jane Louise Slatter - Secretary
Australia and New Zealand Banking Group Limited

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
CONTROLLED ENTITIES

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office
Australia	AFT Investors Services Pty Ltd		1
Australia	Alliance Holdings Limited		1
American Samoa	Amerika Samoa Bank Inc.		22
Australia	ANZcover Insurance Pty Ltd		1
Australia	ANZASSS No. 2 (NMRBE) Pty Ltd		1
Australia	ANZEST Pty Ltd		1
Australia	ANZ Adelaide Group Pty Ltd		1
Australia	ANZ Aircraft Finance Pty Ltd		1
Australia	ANZ Capel Court Limited		2
Australia	ANZIS Holdings Pty Ltd	60%	2
Australia	Capel Court International Investments Pty Ltd		2
Australia	Capel Court Management Limited		2
Australia	Valuta Group Pty. Limited		2
Australia	Valuta (No. 2) Pty. Limited		2
Australia	Valuta Properties Pty. Limited		2
Australia	ANZ Capital Hedging Pty Ltd		1
Australia	ANZ Custodians Pty Ltd		1
Delaware, USA	ANZ (Delaware) Inc.		3
Australia	ANZ Executors & Trustee Company Limited		1
Australia	ANZ Executors & Trustee Company (Canberra) Limited		1
Australia	ANZ Financial Products Pty Ltd		2
Australia	ANZ Funds Pty. Ltd.		1
Samoa	ANZ Bank (Samoa) Limited		7
New Zealand	ANZ Holdings (New Zealand) Limited		6
New Zealand	ANZ Banking Group (New Zealand) Limited		6
New Zealand	ANZ Investment Services (New Zealand) Limited		6
New Zealand	ANZ Property Holdings Limited		6
New Zealand	Bage Investments Limited		6
New Zealand	Endeavour Equities Limited		6
New Zealand	Endeavour Finance Limited		6
New Zealand	Tui Endeavour Limited		6
New Zealand	Endeavour Securities Limited		6
New Zealand	Tui Securities Limited		6
New Zealand	UDC Finance Limited		6
New Zealand	Loan Service Centre (NZ) Limited		6
New Zealand	Truck Leasing Limited		6

Annexure "A"

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office
New Zealand	Eftpos New Zealand Limited		6
New Zealand	Always There Limited		6
Australia	Always There (Australia) Pty Limited		1
Australia	EFT-POS Australia Pty Ltd		-
New Zealand	Eklick New Zealand Limited		6
Hong Kong	ANZ International (Hong Kong) Limited		17
Hong Kong	ANZ Asia Limited		17
Vanuatu	ANZ Bank (Vanuatu) Limited		8
Vanuatu	Banque ANZ Pacifique Limited		17
Vanuatu	La Serigne Limited		8
Singapore	ANZ International Private Limited		15
Singapore	ANZCOVER Pte. Ltd.		16
Singapore	ANZ Singapore Limited		15
Singapore	ANZ IPB Nominees Pte Ltd		15
Singapore	Torridon Pte Ltd		15
India	ANZ Information Technology Pvt Limited		9
Pakistan	ANZ Pakistan (Private) Ltd	95%	
Cook Islands	ANZ/V-Trac International Leasing Company	95%	20
Kiribati	Bank of Kiribati Ltd	75%	24
Australia	Binnstone Traders Pty Limited		1
Australia	Deori Pty Ltd		1
Delaware, USA	Ecomven LLC		25
Australia	Ecomven (Australia) Pty Ltd		1
Australia	LFD Limited		1
Australia	GNPL Pty Ltd		1
Australia	RFDL Pty Ltd		1
England	Minerva Holdings Limited		14
England	ANZEF Limited		14
England	ANZEF Leasing No. 1 Limited		14
England	ANZEF Leasing No. 2 Limited		14
England	ANZ Emerging Markets Holdings Limited		14
England	ANZ Securities (UK) Limited		14
Netherlands	ANZ Eurofinance B.V.		4
England	ANZ Global Nominees Limited		14
England	ANZIM Limited		14
Cayman Islands	ANZ International (Cayman Islands) Limited (in liquidation)		10
Netherlands	ANZ Investments (UK) B.V.		23
England	ANZ Leasing Limited		14
England	ANZ Leasing (No. 2) Ltd		14
England	ANZMB Limited		14
England	ANZ McCaughan (UK) Limited (in liquidation)		14
New York, USA	ANZ Securities Inc.		13
England	Brandts Nominees Limited		14
Netherlands	Grindlays Eurofinance B.V.		4
Guernsey	Minerva Fund Management (Guernsey) Limited		5

Annexure "A"

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office
England	Minerva Nominees Limited		14
England	Minerva Nominees (No.2) Limited		14
England	Spey Industrials Limited		14
Australia	Town & Country Land Holdings Pty Ltd		1
Australia	Votraint No. 1103 Pty Limited		1
Australia	ANZ General Partner Pty Ltd		2
Australia	ANZ Holdings Pty Ltd		1
Australia	ANZ Infrastructure Investments Limited		18
Australia	ANZ Investment Holdings Pty Ltd		1
Australia	530 Collins Street Property Trust		1
Australia	ANZ Investments Pty Ltd		1
Australia	ANZ Leasing Pty. Ltd.		1
Australia	ANZ Leasing (ACT) Pty. Ltd.		1
Australia	ANZ Leasing (NSW) Pty. Ltd.		1
Australia	ANZ Leasing (NT) Pty. Ltd.		1
Australia	ANZ Leasing (Vic) Pty. Ltd.		1
Australia	ANZ Lenders Mortgage Insurance Pty. Limited		1
New York, USA	ANZ Limited Partnership		13
Australia	ANZ Margin Services Pty Limited		1
Australia	ANZ MRP Pty Ltd		2
Australia	ANZ General Insurance Pty. Limited		1
Australia	ANZ General Insurance Pty. Limited		1
Australia	ANZ Orchard Investments Pty Ltd		1
Australia	ING Australia Limited	49	26
Australia	ANZ General Insurance Pty. Limited		26
Australia	ANZ Life Assurance Company Limited		26
Australia	ANZ Managed Investments Limited		26
Australia	ANZ InsAge Pty Ltd		26
Australia	ANZ Nominees Limited		1
Brazil	ANZ Participacoes E Servicos Ltda		12
Australia	ANZ Payment Services Pty Limited		1
England	ANZ Pensions (UK) Limited		14
Australia	ANZ Properties (Australia) Pty Ltd		1
Australia	Weeiya Pty. Ltd.		1
New York , USA	ANZ Realty Holdings (USA) Inc		13
Australia	ANZ Rewards Pty Ltd		1
Australia	ANZ Rewards No. 2 Pty Ltd		1
Australia	ANZ Rural Products Pty Ltd		2
Australia	ANZ Securities (Holdings) Limited		2
Australia	ANZ Futures Limited		2
Australia	ANZIB Specialist Asset Management Limited		2

Annexure "A"

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office
New Zealand	ANZ Securities (New Zealand) Limited		6
New Zealand	ANZMAC Securities (New Zealand) Nominees Limited		6
Delaware, USA	ANZ Securities (USA) Inc *(to be struck off)*		13
Australia	ANZ Securities Limited		2
Australia	ANZ Securities (Entrepot) Pty Ltd		2
Australia	ANZ Securities (Nominee) Pty Ltd		2
Australia	ANZ Underwriting Limited		2
Australia	ANZ Technical Services Pty Ltd		1
England	ANZ U.K. Dividends (AUD) Limited		14
PNG	Australia and New Zealand Banking Group (PNG) Limited		19
PNG	8 & 9 Chester Street Ltd		19
Jersey	Bellgrove Services Limited		11
Australia	Bellinz Pty Ltd (proposed for deregistration)		1
Australia	Eauto Pty Ltd		1
Australia	Ecomel Pty. Limited		1
Australia	Elgeba Pty. Limited		1
Australia	E S & A Holdings Pty Ltd		1
Australia	E S & A Properties (Australia) Pty Ltd (proposed for deregistration)		1
Australia	Esanda Finance Corporation Limited		1
Australia	ANZ Vendor Solutions Pty Limited		1
Australia	Esanda (Wholesale) Proprietary Limited		1
Australia	Fleet Partners Pty Limited		1
Australia	Claric 246 Pty Ltd		1
Australia	P L Lease Management Pty Ltd		1
Australia	International Corporate Park Management Pty Ltd	*4.6	1
Australia	Loan Service Centre Pty Limited		1
Australia	Mercantile Credits Pty Ltd		1
Australia	ANZCAP Leasing Services Pty Ltd		1
Australia	ANZCAP Leasing (Vic.) Pty. Ltd.		1
Australia	FCA Finance Pty. Limited		1
Australia	Analed Pty. Ltd.		1
Australia	Crebb No 1 Pty Ltd		1
Australia	Crebb No 2 Pty Ltd		1
Australia	Crebb No 3 Pty Ltd		1
Australia	Crebb No 4 Pty Ltd		1
Australia	Crebb No 5 Pty Ltd		1
Australia	Crebb No 6 Pty Ltd		1
Australia	Crebb No 7 Pty Ltd		1
Australia	Crebb No 8 Pty Ltd		1
Australia	Crebb No 9 Pty Ltd		1
Australia	Crebb No 10 Pty Ltd		1
Australia	Crebb No 11Pty Ltd		1
Australia	Crebb No 12 Pty Ltd		1
Australia	Crebb No 13 Pty Ltd		1

Annexure "A"

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office
Australia	Crebb No 14 Pty Ltd		1
Australia	Crebb No 15 Pty Ltd		1
Australia	G-BNWF Aircraft Pty Ltd		2
Australia	G-BNWG Aircraft Pty Ltd		2
Australia	G-BNWK Aircraft Pty Ltd		2
Australia	G-BNWP Aircraft Pty Ltd		2
Australia	Japan Australia Venture Capital Fund (MIC) Pty Ltd		1
Australia	JIKK Pty Ltd		1
Australia	NMRB Finance Limited *(In Liquidation)*		-
Australia	NMRB Pty Ltd		1
Australia	NMRSB Pty Ltd		1
Indonesia	PT ANZ Panin Bank	85	21
Jersey	Sabeus Trade Services Limited		11
England	The Bank of Australasia *(In Liquidation)*		-
England	The London Bank of Australia *(In Liquidation)*		-
England	The Union Bank of Australia Limited *(In Liquidation)*		-

NOTES:

All companies are 100% owned within the Group unless otherwise indicated.
* Controlled directly by ANZ, not shareholder.

Annexure "B"

This is the Annexure of one (1) page marked "B" referred to in the form 603 Notice of initial substantial holder

Signed by me and dated 3 June 2002.

....
Jane Louise Slatter - Secretary
Australia and New Zealand Banking Group Limited

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

CONTROLLED ENTITIES

Registered Offices

1	Level 6, 100 Queen Street, Melbourne, Australia 3000
2	Level 12, 530 Collins Street, Melbourne, Australia 3000
3	C/O United States Corporation Company, 1013 Centre Road, Wilmington Delaware USA 19805
4	Burgemeester Rijnderslaan 10, 1185 Mc Amstelveen, The Netherlands
5	Sydney Vale House, Rue du Commerce, St Peter Port, Guernsey, Channel Islands
6	Level 15, ANZ Tower, 215-229 Lambton Quay, Wellington, New Zealand
7	Beach Road, Apia, Samoa
8	C/O KPMG, KPMG House, Rue Pasteur, Port Villa, Vanuatu
9	Shariff Chamber, 14 Cunningham Road, Bangalore, India 560052
10	Ugland House, South Church Street, Grand Cayman, Cayman Islands
11	15 Castle Street, St. Helier JE4 8ZH, Jersey, Channel Islands
12	Av - Rio Branco (Head Office) 01 Grupo 810 Rio de Janeiro RJ Brazil
13	6th Floor, 1177 Avenue of the Americas, New York, New York, USA 10036
14	Minerva House, Montague Close, London, SE1 9DH England
15	20 Raffles Place, #17-00 Ocean Towers, Singapore 048620
16	51 Bras Basah Road #08-03 Plaza by the Park, Singapore 189554
17	Suite 3101-3105, 27th Floor, One Exchange Square, 8 Connaught Place, Central Hong Kong
18	Level 11, 12 Moore Street, Canberra ACT 2601
19	Defens Haus, Cnr Champion Parade & Hunter Street, Port Moresby, Papua New Guinea
20	C/ Trust Net (Cook Islands) Limited, CIDB Building, Avarua Raratonga, Cook Islands
21	Ground & 1st Floor, Panin Bank Centre, Jl Jend Sudirman (Senayan) Jakarta, Indonesia, 10270
22	Amerika Samoa Bank Building, Fagatogo, American Samoa
23	Groeselaan 18, 3521 CB Utrecht, Netherlands
24	PO Box 66, Bairiki, Tarawa, Republic of Kiribati
25	C/O The Corporation Trust Co, 1209 Orange Street, Wilmington, Delaware, USA
26	347 Kent Street, Sydney, NSW, 2000

ANZ

Company Secretary's Office
Level 6, 100 Queen Street
Melbourne Vic 3000

Phone 03 9273 6141
Fax 03 9273 6142
www.anz.com

11 June 2002

Company Announcements
Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

Iluka Resources Limited
Notice of initial substantial holder - Withdrawn

ANZ gave a Notice of Initial Substantial Holder in relation to Iluka Resources Limited on 3 June 2002.

That notice was given in error, and is withdrawn. ANZ is not a Substantial Holder in Iluka Resources Limited.

Yours faithfully

Jane Slatter
Group General Counsel & Company Secretary

Encl.

ASIC registered agent number 7159
lodging party or agent name ANZ Company Secretary's Office
office, level, building name or PO Box no. Level 6
street number & name 100 Queen Street
suburb/city Melbourne state/territory VIC postcode 3000
telephone (03) 9273 6141
facsimile (03) 9273 6142
DX number suburb/city

ASS. CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

form **207**

Notification of
share issue

Corporations Act 2001
254X(1)

company name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N. 005 357 522

Details of the issue

date of issue (d/m/y) 20 / 05 / 2002 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	ORDINARY FULLY PAID SHARE

If you are listing any of the common classes of shares shown below, show only the class code.
If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	2,750	$14.92	$0.00
ORD	2,050	$17.05	$0.00

1. Have all shares been issued for cash only? Yes [X] No [ ]
   If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. *Were some or all of the shares issued under a written contract* Yes [ ] No [X]
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No, Public companies must also lodge a Form 208.

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here [signature] date 06 / 06 / 02

ASIC registered agent number 7159
lodging party or agent name ANZ Company Secretary's Office
office, level, building name or PO Box no. Level 6
street number & name 100 Queen Street
suburb/city Melbourne state/territory VIC postcode 3000
telephone (03) 9273 6141
facsimile (03) 9273 6142
DX number suburb/city

ASS. CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

form **207**

Notification of
share issue

Corporations Act 2001
254X(1)

company name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N. 005 357 522

Details of the issue

date of issue (d/m/y) 20 / 05 / 2002 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	ORDINARY FULLY PAID SHARE

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	25,000	$10.34	$0.00
ORD	3,000	$11.44	$0.00
ORD	2,375	$13.70	$0.00
ORD	2,250	$14.63	$0.00

1. Have all shares been issued for cash only? Yes [X] No [ ]
   If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes [ ] No [X]
   If Yes: Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No. Public companies must also lodge a Form 208.

Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here [signature] date 06 / 06 / 02

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Media Release

Corporate Affairs
Level 20, 100 Queen Street
Melbourne Vic 3000
Facsimile 03 9273 4899
www.anz.com

For Release: 6 June 2002

ANZ secures lease for new Koroit branch

ANZ today announced it had secured premises for a new bank branch in Koroit, demonstrating the bank's commitment to provide branch banking services in Victoria's south-west region.

The decision to locate a new ANZ branch in Koroit follows National Australia Bank's decision to close its Koroit and Mortlake branches and a subsequent meeting in April between ANZ and a delegation of Moyne Shire Council and Victorian Farmers Federation representatives led by Federal Member for Wannon, David Hawker MP.

ANZ will open the branch at 174 Commercial Road, Koroit, on 1 July 2002 and will maintain the same opening hours as Koroit's National Australia Bank branch, which will close later in July.

ANZ District Manager for Victoria's south-west, Mr David Brown, said the decision to open a new branch in Koroit was based on the high level of community support for maintaining a local bank branch.

"Based on community feedback it was clear people in the south-west value having a local branch and face-to-face banking still plays an important role in helping them with their financial needs.

"ANZ has received tremendous support from the local community which enabled us to take the next step and offer customers in Koroit and surrounds new banking premises and a full range of financial services," said Mr Brown.

"We expect the level of interest will increase over the coming weeks, particularly as our opening day coincides with the start of the new financial year - a good day to support ANZ's new branch, close accounts with banks leaving the area and open a new ANZ account," he said.

The new ANZ Koroit branch will be open from 9.30 am to 12.30pm and 1.00 pm to 4.00 pm on Mondays and Thursdays and from 9.30 am to 12.30pm and 1.00 pm to 5.00 pm every Friday.

ANZ expects to commence fit-out of the new premises in mid-June.

For media enquiries, contact:

Rita Zonius
Media Relations Manager
Tel: 03-9273 6190 or 0409-655 551
Email: zoniusr@anz.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

ABN

11 005 357 522

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,639,356
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, pari passu with existing ordinary shares.
5	Issue price or consideration	1,403,306 shares at $18.75 100,000 shares at $9.51 20,000 shares at $10.11 70,000 shares at $10.34 8,000 shares at $11.44 6,875 shares at $13.70 7,500 shares at $14.63 17,250 shares at $14.92 6,425 shares at $17.05 1,639,356 shares
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1,403,306 shares issued to ANZEST Pty Ltd as trustee under the ANZ Employee Share Acquisition Plan to hold on trust for the beneficial interest of employees. 236,050 shares issued on exercise of options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1,403,306 shares on 24 April 2002 37,425 shares on 20 May 2002 18,000 shares on 21 May 2002 63,500 shares on 22 May 2002 112,000 shares on 23 May 2002 5,125 shares on 31 May 2002 1,639,356 shares

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,498,927,245	Ordinary fully paid
		34,311,190	Options on issue
		64,016,000	1998 Redeemable Preference Shares.
		60,016,000	1998 Redeemable Preference Shares (Series 2).

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their *entitlements are to be dealt with.* Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	

+ See chapter 19 for defined terms.

30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] Secretary   Date: 6 June 2002

Print name: Karen Ka-Leng Phillips

+ See chapter 19 for defined terms.

ASIC registered agent number 7159
lodging party or agent name ANZ Company Secretary's Office
office, level, building name or PO Box no. Level 6
street number & name 100 Queen Street
suburb/city Melbourne state/territory VIC postcode 3000
telephone (03) 9273 6141
facsimile (03) 9273 6142
DX number suburb/city

ASS. ☐ CASH. ☐ PROC. ☐ REQ-A ☐ REQ-P ☐

Australian Securities & Investments Commission

form **207**

Notification of
share issue

Corporations Act 2001
254X(1)

company name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N. 005 357 522

Details of the issue

date of issue (d/m/y) 21 / 05 / 2002 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	ORDINARY FULLY PAID SHARE

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	10,000	$10.34	$0.00
ORD	5,000	$11.44	$0.00
ORD	375	$13.70	$0.00
ORD	750	$14.63	$0.00

1. Have all shares been issued for cash only? Yes [X] No ☐
   If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes ☐ No [X]
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No. Public companies must also lodge a Form 208.

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here [signature] date 07 / 06 / 02

ASIC registered agent number 7159
lodging party or agent name ANZ Company Secretary's Office
office, level, building name or PO Box no. Level 6
street number & name 100 Queen Street
suburb/city Melbourne state/territory VIC postcode 3000
telephone (03) 9273 6141
facsimile (03) 9273 6142
DX number suburb/city

ASS. ☐ CASH. ☐ PROC. ☐ REQ-A ☐ REQ-P ☐

Australian Securities & Investments Commission

form **207**

Notification of
share issue

Corporations Act 2001
254X(1)

company name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N. 005 357 522

Details of the issue

date of issue (d/m/y) 21 / 05 / 2002 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	ORDINARY FULLY PAID SHARE

If you are listing any of the common classes of shares shown below, show only the class code.
If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	1,500	$14.92	$0.00
ORD	375	$17.05	$0.00
			$0.00

1. Have all shares been issued for cash only? Yes ☒ No ☐
   If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. *Were some or all of the shares issued under a written contract* Yes ☐ No ☒
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No, Public companies must also lodge a Form 208.

Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here [signature] date 07 / 06 / 02

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

207 page 1/1 15 July 2001

ASIC registered agent number 7159
lodging party or agent name ANZ Company Secretary's Office
office, level, building name or PO Box no. Level 6
street number & name 100 Queen Street
suburb/city Melbourne state/territory VIC postcode 3000
telephone (03) 9273 6141
facsimile (03) 9273 6142
DX number suburb/city

ASS. ☐ CASH. ☐ PROC. ☐ REQ-A ☐ REQ-P ☐

Australian Securities & Investments Commission

form **207**

Notification of
share issue

Corporations Act 2001
254X(1)

company name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N. 005 357 522

Details of the issue

date of issue (d/m/y) 22 / 05 / 2002 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	ORDINARY FULLY PAID SHARE

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	20,000	$10.11	$0.00
ORD	25,000	$10.34	$0.00
ORD	2,875	$13.70	$0.00
ORD	3,000	$14.63	$0.00

1. Have all shares been issued for cash only? Yes ☒ No ☐
   If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes ☐ No ☒
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No, Public companies must also lodge a Form 208.

Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here [signature] date 07 / 06 / 02

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

sign here

ASIC registered agent number 7159
lodging party or agent name ANZ Company Secretary's Office
office, level, building name or PO Box no. Level 6
street number & name 100 Queen Street
suburb/city Melbourne state/territory VIC postcode 3000
telephone (03) 9273 6141
facsimile (03) 9273 6142
DX number suburb/city

ASS. CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

form 207

Notification of
share issue

Corporations Act 2001
254X(1)

company name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N. 005 357 522

Details of the issue

date of issue (d/m/y) 22 / 05 / 2002 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	ORDINARY FULLY PAID SHARE

If you are listing any of the common classes of shares shown below, show only the class code.
If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	9,250	$14.92	$0.00
ORD	3,375	$17.05	$0.00
			$0.00

1. Have all shares been issued for cash only? Yes [X] No [ ]
   If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. *Were some or all of the shares issued under a written contract* Yes [ ] No [X]
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No. Public companies must also lodge a Form 208.

Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here [signature] date 07 / 06 / 02

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

207 page 1/1 15 July 2001

ASIC registered agent number 7159
lodging party or agent name ANZ Company Secretary's Office
office, level, building name or PO Box no. Level 6
street number & name 100 Queen Street
suburb/city Melbourne state/territory VIC postcode 3000
telephone (03) 9273 6141
facsimile (03) 9273 6142
DX number suburb/city

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

form **207**

Notification of
share issue

Corporations Act 2001
254X(1)

company name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N. 005 357 522

Details of the issue

date of issue (d/m/y) 23 / 05 / 2002 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	ORDINARY FULLY PAID SHARE

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	100,000	$9.51	$0.00
ORD	10,000	$10.34	$0.00
ORD	2,000	$14.92	$0.00

1. Have all shares been issued for cash only? Yes ☒ No ☐
   If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. *Were some or all of the shares issued under a written contract* Yes ☐ No ☒
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No, Public companies must also lodge a Form 208.

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here [signature] date 07 / 06 / 02

ASIC registered agent number 7159
lodging party or agent name ANZ Company Secretary's Office
office, level, building name or PO Box no. Level 6
street number & name 100 Queen Street
suburb/city Melbourne state/territory VIC postcode 3000
telephone (03) 9273 6141
facsimile (03) 9273 6142
DX number suburb/city

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

form **207**

Notification of
share issue

Corporations Act 2001
254X(1)

company name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N. 005 357 522

Details of the issue

date of issue (d/m/y) 31 / 05 / 2002 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	ORDINARY FULLY PAID SHARE

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	1,250	$13.70	$0.00
ORD	1,500	$14.63	$0.00
ORD	1,750	$14.92	$0.00
ORD	625	$17.05	$0.00

1. *Have all shares been issued for cash only?* Yes [X] No ☐
   If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. *Were some or all of the shares issued under a written contract* Yes ☐ No [X]
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No, Public companies must also lodge a Form 208.

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here [signature] date 07 / 06 / 02

Michelle

agent no 7159
agent COMPANY SECRETARY'S OFFICE FOR ANZ BANK
address LEVEL 6
100 QUEEN STREET
MELBOURNE, VIC, 3000
phone fax
DX city

	Ass	[ ]	Req-A	[ ]
	Cash	[ ]	Req-P	[ ]
	Proc	[ ]		

Australian Securities and Investments Commission form 708

Notification of
holding or ceasing to hold proper authority

Corporations Act 2001
811(4)(b) & 811(7)

This form may be used to notify a number of holdings OR ceasings but not both.
Documents to be lodged with this Notice when persons commence to hold proper authority.
Subsection 811(4)(a) requires a copy of the proper authority relating to each holder to be lodged with this Notice

Details of the licence

type of licence [X] dealer [ ] investment advisers
licence number 86807

Does the register contain more than 100 proper authority holders ? [X] yes [ ] No

Details of licensee (Register Keeper)

name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
ACN or ARBN 005 357 522
principal place at which business is being carried on
address 100 QUEEN STREET
MELBOURNE, VIC, 3000

Details of representatives

[X] commenced to hold proper authority
[ ] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name ABBASI, SHADEE
address 27/223 HARRIS STREET
PYRMONT, NSW, 2009

date of birth 09/11/1976 place of birth SYDNEY, NSW
date commenced 7/06/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 194 BANNA AVENUE
GRIFFITH, NSW, 2680

Details of representatives (continued)

[X] commenced to hold proper authority
[ ] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name BAGLEY, TANIA MAREE
address 23/336 BOUNDARY STREET
SPRING HILL, QLD, 4000

date of birth 14/06/1973 place of birth WANGARATTA, VIC
date commenced 7/06/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 324 QUEEN STREET
BRISBANE, QLD, 4000

[X] commenced to hold proper authority
[ ] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name BRASSACCHIO, DOMENIC
address 230 GALLAGHERS ROAD
GLEN WAVERLEY, VIC, 3150

date of birth 16/03/1976 place of birth DANDENONG, VIC
date commenced 7/06/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 10/530 COLLINS STREET
MELBOURNE, VIC, 3000

[X] commenced to hold proper authority
[ ] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name GRECH, ANDREW RICHARD
address 1 MOIRA DRIVE
KIALLA WEST, VIC, 3631

date of birth 17/02/1969 place of birth KOGRAH, NSW
date commenced 6/06/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 261 WYNDHAM STREET
SHEPPARTON, VIC, 3630

Details of representatives (continued)

[X] commenced to hold proper authority
[ ] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name HARPER, KIM LOUISE
address 106 DION CRESCENT
RIVERSIDE, TAS, 7250

date of birth 21/06/1969 place of birth LAUNCESTON, TAS
date commenced 7/06/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 69 BRISBANE STREET
LAUNCESTON, TAS, 7250

[X] commenced to hold proper authority
[ ] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name JONES, KOBY LEE
address 5/30-32 NICHOLSON STREET
BRUNSWICK EAST, VIC, 3057

date of birth 05/05/1976 place of birth MELBOURNE, VIC
date commenced 7/06/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 155 LONDSDALE STREET
DANDENONG, VIC, 3175

[X] commenced to hold proper authority
[ ] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name LILLEY, SHARON LORRAINE
address 6 LOFTY PLACE
CRANEBROOK, NSW, 2749

date of birth 08/08/1962 place of birth PARKES, NSW
date commenced 7/06/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address CNR RILEY AND HENRY STREETS
PENRITH, NSW, 2750

Details of representatives (continued)

[X] commenced to hold proper authority
[ ] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name MARTIN, PETER GERALD
address 50 LOYOLA GROVE
BURNLEY, VIC, 3121

date of birth 26/06/1967 place of birth YALLOURN, VIC
date commenced 7/06/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address LEVEL 3
388 COLLINS STREET,
MELBOURNE, VIC, 3000

[X] commenced to hold proper authority
[ ] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name STAGGS, MARK CHRISTOPHER ALLAN
address 22A RUSDEN STREET
BRIGHTON, VIC, 3186

date of birth 10/02/1963 place of birth ADELAIDE, SA
date commenced 7/06/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 420 ST KILDA ROAD
MELBOURNE, VIC, 3004

Annexures

(If insufficient space on form) Further details are enclosed in the annexure marked ( ) of ( )pages.

Signature

print name PHILLIPS, KAREN KA-LENG capacity SECRETARY

sign here [signature] date 7/06/2002

Middle

agent no 7159
agent COMPANY SECRETARY'S OFFICE FOR ANZ BANK
address LEVEL 6
100 QUEEN STREET
MELBOURNE, VIC, 3000
phone fax
DX city

Ass [ ] Req-A [ ]
Cash [ ] Req-P [ ]
Proc [ ]

Australian Securities and Investments Commission form 708

Notification of holding or ceasing to hold proper authority

Corporations Act 2001
811(4)(b) & 811(7)

This form may be used to notify a number of holdings OR ceasings but not both.
Documents to be lodged with this Notice when persons commence to hold proper authority.
Subsection 811(4)(a) requires a copy of the proper authority relating to each holder to be lodged with this Notice

Details of the licence

type of licence [X] dealer [ ] investment advisers
licence number 86807

Does the register contain more than 100 proper authority holders ? [X] yes [ ] No

Details of licensee (Register Keeper)

name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
ACN or ARBN 005 357 522
principal place at which business is being carried on
address 100 QUEEN STREET
MELBOURNE, VIC, 3000

Details of representatives

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name BURVILL, BRENDON
address 29 CALILLY WAY
BALDIVIS, WA, 6171

date of birth 31/03/1971 place of birth GERALDTON,
date commenced 22/08/2000
date ceased 1/08/2001

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 7/77 ST GEORGES TERRACE
PERTH, WA, 6000

Details of representatives (continued)

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name CALGARO, ROBERT
address 34 CALLUM STREET
MOOROOBOOL, QLD, 4870

date of birth 06/07/1965 place of birth MAREEBA, QLD
date commenced 23/05/1997
date ceased 10/05/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 467 MULGRAVE ROAD
EARLVILLE, QLD, 4870

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name CAMERON HILL, JAMES ALEXANDER
address 5 PEAR TREE WAY
GLEN WAVERLEY, VIC, 3150

date of birth 20/04/1974 place of birth MELBOURNE, VIC
date commenced 27/03/2000
date ceased 1/12/2000

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address LEVEL 6
287 COLLINS STREET,
MELBOURNE, VIC, 3000

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name CENTOFANI, ELIO
address 14/340 DANDENONG ROAD
EAST ST KILDA, VIC, 3183

date of birth 02/05/1966 place of birth ADELAIDE, SA
date commenced 4/06/2001
date ceased 10/05/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 1/394 GLENHUNTLY ROAD
ELSTERNWICK, VIC, 3185

Details of representatives (continued)

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name CONNER, GARRY WILLIAM
address 29 HEATHFIELD GROVE
MONTROSE, VIC, 3765

date of birth 22/12/1960 place of birth MELBOURNE, VIC
date commenced 27/08/1999
date ceased 1/06/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 21ST FLOOR
530 COLLINS STREET,
MELBOURNE, VIC, 3000

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name CRAIG, COLIN DOUGLAS
address 6 HOPETOUN STREET
WOONONA, NSW, 2517

date of birth 22/07/1953 place of birth THAMES, NEW ZEALAND
date commenced 7/11/1997
date ceased 7/03/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 3/388 COLLINS STREET
MELBOURNE, VIC, 3000

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name CREAGH, ANTHONY STEPHEN
address 11 TREETOP CLOSE
CHAPEL HILL, QLD, 4069

date of birth 29/12/1942 place of birth SYDNEY, NSW
date commenced 24/01/2001
date ceased 20/03/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 324 QUEEN STREET
BRISBANE, QLD, 4000

Details of representatives (continued)

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name DAVISON, LIESL
address ADMIRALTY TOWERS III
8/501 QUEEN STREET,
BRISBANE, QLD, 4000
date of birth 16/04/1969 place of birth BRISBANE, QLD
date commenced 13/10/2000
date ceased 22/04/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 324 QUEEN STREET
BRISBANE, QLD, 4000

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name DERHAM, TREVOR BRYANT
address 25 ABERCROMBIE STREET
BALWYN, VIC, 3103

date of birth 16/12/1970 place of birth TRARALGON, VIC
date commenced 1/09/2000
date ceased 9/05/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 530 COLLINS STREET
MELBOURNE, VIC, 3000

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name HAMMOND, TODD ALEXANDER
address 21 BUCKLE COURT
TOOWOOMBA, QLD, 4350

date of birth 02/02/1971 place of birth SUBIACO, WA
date commenced 4/09/1998
date ceased 23/05/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address CNR JAMES STREET & ANZAC AVENUE
TOOWOOMBA, QLD, 4850

Details of representatives (continued)

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name JONES, BARBARA ANGELA
address 2/28 NALDERA STREET
GLANDORE, SA, 5037

date of birth 14/05/1964 place of birth INVERNESS, SCOTLAND
date commenced 28/08/2000
date ceased 26/04/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address MCLAREN VALE SHOPPING CENTRE
MAIN ROAD,
MCLAREN VALE, SA, 5171

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name MASTROGIANNI, FOTINI
address 8 SHAW STREET
PETERSHAM, NSW, 2049

date of birth 07/11/1971 place of birth SYDNEY, NSW
date commenced 1/10/1998
date ceased 28/04/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 2/68 PITT STREET
SYDNEY, NSW, 2000

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name ROSE, SHANE ALLAN
address 10 LOCHGOYLE DRIVE
WOODVILLE, NSW, 2321

date of birth 03/04/1967 place of birth WARATAH, NSW
date commenced 11/01/2000
date ceased 23/05/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address LAWES STREET
EAST MAITLAND, NSW, 2323

Details of representatives (continued)

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name SOUKHANOVA, NATASHA
address 3/1 WARRINGAL STREET
BULLEEN, VIC, 3105

date of birth 29/10/1971 place of birth UZBEKISTAN, UZBEKISTAN
date commenced 14/12/2001
date ceased 26/02/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 614 BURKE ROAD
CAMBERWELL, VIC, 3124

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name THURLOW, MARK RUSSELL
address 1 DERRIL PLACE
FRANKSTON, VIC, 3199

date of birth 18/09/1974 place of birth FRANKSTON, VIC
date commenced 8/10/1999
date ceased 20/07/2001

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 1/394 GLENHUNTLY ROAD
ELSTERNWICK, VIC, 3185

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name WARMAN, ANTHONY ROSS
address 20 SAMSON STREET
MOSMAN PARK, WA, 6012

date of birth 21/06/1967 place of birth PERTH, WA
date commenced 8/10/2001
date ceased 8/10/2001

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 77 ST. GEORGES TERRACE
PERTH, WA, 6000

Details of representatives (continued)

Annexures

(If insufficient space on form) Further details are enclosed in the annexure marked ( ) of ( )pages.

Signature

print name PHILLIPS, KAREN KA-LENG capacity SECRETARY

sign here [signature] date 7/06/2002

Form **603**

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	Alesco Corporation Limited (the "Entity")
ACN/ARSN	008 666 064

This notice is given by Australia and New Zealand Banking Group Limited ABN 11 005 357 522 ("ANZ") on behalf of itself and each of its controlled bodies corporate ("**ANZ Subsidiaries**") named in the list of 5 pages annexed to this notice and marked "A".

1. Details of substantial holder

Name	Australia and New Zealand Banking Group Limited ("**ANZ**")
ACN/ARSN (if applicable)	005 357 522

The holder became a substantial holder on 30/04/02

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest[3] in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Persons' votes	Voting power
Ordinary Shares	2,212,132	2,212,132	6.61%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of securities
ANZ Executors & Trustee Company Limited (the "**ANZ Holder**")	Registered holder	11,676 ordinary shares
ANZ	Taken under section 608(3)(b) of the Corporations Act 2001 to have a relevant interest by reason of having control of the ANZ Holder.	11,676 ordinary shares
Each of the ANZ Subsidiaries other than the ANZ Holder	Taken under section 608(3) of the Corporations Act 2001 to have a relevant interest by reason of having voting power (through the relevant interests of its associate, ANZ) above 20% in the ANZ Holder.	11,676 ordinary shares
ANZ and each of the ANZ Subsidiaries	Taken under section 608(3)(a) of the Corporations Act 2001 to have the same relevant interests in the Entity as ING Australia Ltd ("**INGA**") by reason of it having voting power above 20% in INGA, which voting power was acquired pursuant to three agreements between ANZ Orchard Investments Pty Ltd and INGA dated 30/04/02, copies of which are set out in the annexure of 18 pages annexed to this notice and marked "B". ANZ understands that INGA has relevant interests in the number of shares in the Entity specified in the adjacent column by reason of it or an entity controlled by it being the registered holder or being entitled to be registered as the holder of such shares in the Entity.	2,200,456 ordinary shares

4. **Details of present registered holders**

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Class and number of securities
ANZ and each of the ANZ Subsidiaries	The ANZ Holder.	Various Estates and Private Clients.	11,676 ordinary shares
ANZ and each of the ANZ Subsidiaries	Believed to be Chase Manhattan Bank for Emerging Companies Trust Fund	Not applicable	897,724 ordinary shares
ANZ and each of the ANZ Subsidiaries	Believed to be Chase Manhattan Bank for Wholesale Emerging Companies Trust	Not applicable	1,302,732 ordinary shares

5. **Consideration**

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the 4 months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration		Class and number of securities
		Cash	Non-cash	
ANZ and each of the ANZ Subsidiaries	30/4/02	Not applicable	Not applicable	2,200,456 ordinary shares

6. **Associates**

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Each of the ANZ Subsidiaries (including the ANZ Holder and ANZ Orchard Investments Pty Ltd)	Body corporate controlled by the substantial holder ANZ

7. **Addresses**

The addresses of persons named in this form are as follows:

Name	Address
ANZ	Level 6, 100 Queen Street, Melbourne VIC 3000
ANZ Subsidiaries (including the ANZ Holder and ANZ Orchard Investments Pty Ltd)	As set out in the list of 5 pages annexed to this notice and marked 'A'
ING Australia Limited	Level 13, 347 Kent Street, Sydney NSW 2000

Signature

print name Jane Louise Slatter capacity Secretary

sign here [signature] date 11-Jun-02

Annexure "A"

This is the Annexure of five (5) pages marked "A" referred to in the form 603 Notice of initial substantial holder

Signed by me and dated 11 June 2002.

Jane Louise Slatter - Secretary
Australia and New Zealand Banking Group Limited

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
CONTROLLED ENTITIES

Domicile	Subsidiary Name	% Owned[1]	Reg Office[2]
Australia	AFT Investors Services Pty Ltd		1
Australia	Alliance Holdings Limited		1
American Samoa	Amerika Samoa Bank Inc.		22
Australia	ANZcover Insurance Pty Ltd		1
Australia	ANZASSS No. 2 (NMRBE) Pty Ltd		1
Australia	ANZEST Pty Ltd		1
Australia	ANZ Adelaide Group Pty Ltd		1
Australia	ANZ Aircraft Finance Pty Ltd		1
Australia	ANZ Capel Court Limited		2
Australia	ANZIS Holdings Pty Ltd	60%	2
Australia	Capel Court International Investments Pty Ltd		2
Australia	Capel Court Management Limited		2
Australia	Valuta Group Pty. Limited		2
Australia	Valuta (No. 2) Pty. Limited		2
Australia	Valuta Properties Pty. Limited		2
Australia	ANZ Capital Hedging Pty Ltd		1
Australia	ANZ Custodians Pty Ltd		1
Delaware, USA	ANZ (Delaware) Inc.		3
Australia	ANZ Executors & Trustee Company Limited		1
Australia	ANZ Executors & Trustee Company (Canberra) Limited		1
Australia	ANZ Financial Products Pty Ltd		2
Australia	ANZ Funds Pty. Ltd.		1
Samoa	ANZ Bank (Samoa) Limited		7
New Zealand	ANZ Holdings (New Zealand) Limited		6
New Zealand	ANZ Banking Group (New Zealand) Limited		6
New Zealand	ANZ Investment Services (New Zealand) Limited		6
New Zealand	ANZ Property Holdings Limited		6
New Zealand	Bage Investments Limited		6
New Zealand	Endeavour Equities Limited		6
New Zealand	Endeavour Finance Limited		6
New Zealand	Tui Endeavour Limited		6
New Zealand	Endeavour Securities Limited		6
New Zealand	Tui Securities Limited		6
New Zealand	UDC Finance Limited		6
New Zealand	Loan Service Centre (NZ) Limited		6
New Zealand	Truck Leasing Limited		6

Annexure "A"

Domicile	Subsidiary Name	% Owned[1]	Reg Office[2]
New Zealand	Eftpos New Zealand Limited		6
New Zealand	Always There Limited		6
Australia	Always There (Australia) Pty Limited		1
Australia	EFT-POS Australia Pty Ltd		-
New Zealand	Eklick New Zealand Limited		6
Hong Kong	ANZ International (Hong Kong) Limited		17
Hong Kong	ANZ Asia Limited		17
Vanuatu	ANZ Bank (Vanuatu) Limited		8
Vanuatu	Banque ANZ Pacifique Limited		17
Vanuatu	La Serigne Limited		8
Singapore	ANZ International Private Limited		15
Singapore	ANZCOVER Pte. Ltd.		16
Singapore	ANZ Singapore Limited		15
Singapore	ANZ IPB Nominees Pte Ltd		15
Singapore	Torridon Pte Ltd		15
India	ANZ Information Technology Pvt Limited		9
Pakistan	ANZ Pakistan (Private) Ltd	95%	
Cook Islands	ANZ/V-Trac International Leasing Company	95%	20
Kiribati	Bank of Kiribati Ltd	75%	24
Australia	Binnstone Traders Pty Limited		1
Australia	Deori Pty Ltd		1
Delaware, USA	Ecomven LLC		25
Australia	Ecomven (Australia) Pty Ltd		1
Australia	LFD Limited		1
Australia	GNPL Pty Ltd		1
Australia	RFDL Pty Ltd		1
England	Minerva Holdings Limited		14
England	ANZEF Limited		14
England	ANZEF Leasing No. 1 Limited		14
England	ANZEF Leasing No. 2 Limited		14
England	ANZ Emerging Markets Holdings Limited		14
England	ANZ Securities (UK) Limited		14
Netherlands	ANZ Eurofinance B.V.		4
England	ANZ Global Nominees Limited		14
England	ANZIM Limited		14
Cayman Islands	ANZ International (Cayman Islands) Limited (in liquidation)		10
Netherlands	ANZ Investments (UK) B.V.		23
England	ANZ Leasing Limited		14
England	ANZ Leasing (No. 2) Ltd		14
England	ANZMB Limited		14
England	ANZ McCaughan (UK) Limited (in liquidation)		14
New York, USA	ANZ Securities Inc.		13
England	Brandts Nominees Limited		14
Netherlands	Grindlays Eurofinance B.V.		4
Guernsey	Minerva Fund Management (Guernsey) Limited		5

Annexure "A"

Domicile	Subsidiary Name	% Owned[1]	Reg Office[2]
England	Minerva Nominees Limited		14
England	Minerva Nominees (No.2) Limited		14
England	Spey Industrials Limited		14
Australia	Town & Country Land Holdings Pty Ltd		1
Australia	Votraint No. 1103 Pty Limited		1
Australia	ANZ General Partner Pty Ltd		2
Australia	ANZ Holdings Pty Ltd		1
Australia	ANZ Infrastructure Investments Limited		18
Australia	ANZ Investment Holdings Pty Ltd		1
Australia	530 Collins Street Property Trust		1
Australia	ANZ Investments Pty Ltd		1
Australia	ANZ Leasing Pty. Ltd.		1
Australia	ANZ Leasing (ACT) Pty. Ltd.		1
Australia	ANZ Leasing (NSW) Pty. Ltd.		1
Australia	ANZ Leasing (NT) Pty. Ltd.		1
Australia	ANZ Leasing (Vic) Pty. Ltd.		1
Australia	ANZ Lenders Mortgage Insurance Pty. Limited		1
New York, USA	ANZ Limited Partnership		13
Australia	ANZ Margin Services Pty Limited		1
Australia	ANZ MRP Pty Ltd		2
Australia	ANZ Orchard Investments Pty Ltd		1
Australia	ANZ Nominees Limited		1
Brazil	ANZ Participacoes E Servicos Ltda		12
Australia	ANZ Payment Services Pty Limited		1
England	ANZ Pensions (UK) Limited		14
Australia	ANZ Properties (Australia) Pty Ltd		1
Australia	Weelya Pty. Ltd.		1
New York , USA	ANZ Realty Holdings (USA) Inc		13
Australia	ANZ Rewards Pty Ltd		1
Australia	ANZ Rewards No. 2 Pty Ltd		1
Australia	ANZ Rural Products Pty Ltd		2
Australia	ANZ Securities (Holdings) Limited		2
Australia	ANZ Futures Limited		2
Australia	ANZIB Specialist Asset Management Limited		2
New Zealand	ANZ Securities (New Zealand) Limited		6
New Zealand	ANZMAC Securities (New Zealand) Nominees Limited		6
Delaware, USA	ANZ Securities (USA) Inc *(to be struck off)*		13
Australia	ANZ Securities Limited		2
Australia	ANZ Securities (Entrepot) Pty Ltd		2
Australia	ANZ Securities (Nominee) Pty Ltd		2
Australia	ANZ Underwriting Limited		2

Annexure "A"

Domicile	Subsidiary Name	% Owned[1]	Reg Office[2]
Australia	ANZ Technical Services Pty Ltd		1
England	ANZ U.K. Dividends (AUD) Limited		14
PNG	Australia and New Zealand Banking Group (PNG) Limited		19
PNG	8 & 9 Chester Street Ltd		19
Jersey	Bellgrove Services Limited		11
Australia	Bellinz Pty Ltd (proposed for deregistration)		1
Australia	Eauto Pty Ltd		1
Australia	Ecomel Pty. Limited		1
Australia	Elgeba Pty. Limited		1
Australia	E S & A Holdings Pty Ltd		1
Australia	E S & A Properties (Australia) Pty Ltd (proposed for deregistration)		1
Australia	Esanda Finance Corporation Limited		1
Australia	ANZ Vendor Solutions Pty Limited		1
Australia	Esanda (Wholesale) Proprietary Limited		1
Australia	Fleet Partners Pty Limited		1
Australia	Claric 246 Pty Ltd		1
Australia	P L Lease Management Pty Ltd		1
Australia	Loan Service Centre Pty Limited		1
Australia	Mercantile Credits Pty Ltd		1
Australia	ANZCAP Leasing Services Pty Ltd		1
Australia	ANZCAP Leasing (Vic.) Pty. Ltd.		1
Australia	FCA Finance Pty. Limited		1
Australia	Analed Pty. Ltd.		1
Australia	Crebb No 1 Pty Ltd		1
Australia	Crebb No 2 Pty Ltd		1
Australia	Crebb No 3 Pty Ltd		1
Australia	Crebb No 4 Pty Ltd		1
Australia	Crebb No 5 Pty Ltd		1
Australia	Crebb No 6 Pty Ltd		1
Australia	Crebb No 7 Pty Ltd		1
Australia	Crebb No 8 Pty Ltd		1
Australia	Crebb No 9 Pty Ltd		1
Australia	Crebb No 10 Pty Ltd		1
Australia	Crebb No 11Pty Ltd		1
Australia	Crebb No 12 Pty Ltd		1
Australia	Crebb No 13 Pty Ltd		1
Australia	Crebb No 14 Pty Ltd		1
Australia	Crebb No 15 Pty Ltd		1
Australia	G-BNWF Aircraft Pty Ltd		2
Australia	G-BNWG Aircraft Pty Ltd		2
Australia	G-BNWK Aircraft Pty Ltd		2
Australia	G-BNWP Aircraft Pty Ltd		2
Australia	Japan Australia Venture Capital Fund (MIC) Pty Ltd		1
Australia	JIKK Pty Ltd		1
Australia	NMRB Finance Limited *(In Liquidation)*		-

Annexure "A"

Domicile	Subsidiary Name	% Owned[1]	Reg Office[2]
Australia	NMRB Pty Ltd		1
Australia	NMRSB Pty Ltd		1
Indonesia	PT ANZ Panin Bank	85	21
Jersey	Sabeus Trade Services Limited		11
England	The Bank of Australasia *(In Liquidation)*		-
England	The London Bank of Australia *(In Liquidation)*		-
England	The Union Bank of Australia Limited *(In Liquidation)*		-

NOTES:

All companies are 100% owned within the Group unless otherwise indicated.
Registered Offices as set out below:

1 Level 6, 100 Queen Street, Melbourne, Australia 3000
2 Level 12, 530 Collins Street, Melbourne, Australia 3000
3 C/O United States Corporation Company, 1013 Centre Road, Wilmington Delaware USA 19805
4 Burgemeester Rijnderslaan 10, 1185 Mc Amstelveen, The Netherlands
5 Sydney Vale House, Rue du Commerce, St Peter Port, Guernsey, Channel Islands
6 Level 15, ANZ Tower, 215-229 Lambton Quay, Wellington, New Zealand
7 Beach Road, Apia, Samoa
8 C/O KPMG, KPMG House, Rue Pasteur, Port Villa, Vanuatu
9 Shariff Chamber, 14 Cunningham Road, Bangalore, India 560052
10 Ugland House, South Church Street, Grand Cayman, Cayman Islands
11 15 Castle Street, St. Helier JE4 8ZH, Jersey, Channel Islands
12 Av - Rio Branco (Head Office) 01 Grupo 810 Rio de Janeiro RJ Brazil
13 6th Floor, 1177 Avenue of the Americas, New York, New York, USA 10036
14 Minerva House, Montague Close, London, SE1 9DH England
15 20 Raffles Place, #17-00 Ocean Towers, Singapore 048620
16 51 Bras Basah Road #08-03 Plaza by the Park, Singapore 189554
17 Suite 3101-3105, 27th Floor, One Exchange Square, 8 Connaught Place, Central Hong Kong
18 Level 11, 12 Moore Street, Canberra ACT 2601
19 Defens Haus, Cnr Champion Parade & Hunter Street, Port Moresby, Papua New Guinea
20 C/ Trust Net (Cook Islands) Limited, CIDB Building, Avarua Raratonga, Cook Islands
21 Ground & 1st Floor, Panin Bank Centre, Jl Jend Sudirman (Senayan) Jakarta, Indonesia, 10270
22 Amerika Samoa Bank Building, Fagatogo, American Samoa
23 Groeselaan 18, 3521 CB Utrecht, Netherlands
24 PO Box 66, Bairiki, Tarawa, Republic of Kiribati
25 C/O The Corporation Trust Co, 1209 Orange Street, Wilmington, Delaware, USA
26 347 Kent Street, Sydney, NSW, 2000.

This is the Annexure of one (18) pages marked "B" referred to in the form 603 Notice of initial substantial holder

Signed by me and dated 11 June 2002.

Jane Louise Slatter - Secretary
Australia and New Zealand Banking Group Limited

BLAKE DAWSON WALDRON
LAWYERS

Share Transfer Agreement No. 1
(ANZ InsAge Pty Ltd)

ANZ Orchard Investments Pty Ltd
ACN 098 285 244

ING Australia Limited
ABN 60 000 000 779

Level 39
101 Collins Street
Melbourne VIC 3000
Telephone: (03) 9679 3000
Fax: (03) 96793111

30 April 2002
Ref: JFS:THC:12862952

CONTENTS

1.	AGREEMENT TO BUY AND SELL THE SALE SHARES	1
1.1	Sale and purchase	1
1.2	Property, Title and Risk	1
2.	CONSIDERATION SHARES	1
2.1	Consideration Shares	1
2.2	Ranking of Consideration Shares	1
3.	COMPLETION	1
3.1	Time and place for Completion	1
3.2	ANZ HoldCo's obligations at Completion	2
3.3	The Company's obligations	2
3.4	Power of attorney	2
4.	GENERAL	3
4.1	Governing law and jurisdiction	3
4.2	Definitions and interpretation	3
4.3	Further acts	3
4.4	Notices	3
4.5	Counterparts	4
4.6	Amendments	4
4.7	Merger	5
4.8	Assignments	5
4.9	Consents	5
4.10	Waiver	5
4.11	No representation or reliance	5
4.12	Frustrated Contracts Act	5
4.13	Specific performance and injunctive relief	6
4.14	Contra proferentum	6
4.15	GST	6
4.16	Attorneys	6
SCHEDULE 1	DEFINITIONS	7
SCHEDULE 2	SHARE TRANSFER FORM	8

SHARE TRANSFER AGREEMENT NO. 1
(ANZ InsAge Pty Ltd)

DATE 30 April 2002

PARTIES

ANZ Orchard Investments Pty Ltd ACN 098 285 244 ("ANZ HoldCo")

ING Australia Limited ABN 60 000 000 779 (the "Company")

RECITALS

ANZ HoldCo agrees to sell and transfer to the Company all the issued shares in the ANZ InsAge Pty Ltd ACN 099 665 648 ("SaleCo") in consideration of the Company agreeing to issue 6 fully paid ordinary shares in the Company to ANZ HoldCo, and otherwise on the terms of this document.

OPERATIVE PROVISIONS

1. AGREEMENT TO BUY AND SELL THE SALE SHARES

1.1 Sale and purchase

ANZ HoldCo as legal and beneficial owner agrees to sell to the Company, and the Company agrees to buy from ANZ HoldCo, the Sale Shares (together with all rights accrued or attaching to the Sale Shares) free from any Encumbrance, on the terms and conditions of this document.

1.2 Property, Title and Risk

Property in, title to and risk of the Sale Shares pass to the Company on Completion.

2. CONSIDERATION SHARES

2.1 Consideration Shares

In consideration of ANZ HoldCo agreeing to sell the Sale Shares to the Company, the Company agrees to issue the Consideration Shares to ANZ HoldCo.

2.2 Ranking of Consideration Shares

The Company represents and warrants to and covenants with ANZ HoldCo that, on their issue at Completion, the Consideration Shares will rank pari passu in all respects with the then existing fully paid ordinary shares in the capital of the Company and that the Consideration Shares shall be fully paid up.

3. COMPLETION

3.1 Time and place for Completion

Completion of the sale and purchase of the Sale Shares must take place on the Implementation Date, as the first step of Implementation.

3.2 ANZ HoldCo's obligations at Completion

At Completion, ANZ HoldCo must:

(a) deliver to the Company and place the Company in operating control of SaleCo and its businesses;

(b) deliver to the Company:

(i) instruments of transfer of the Sale Shares in favour of the Company which have been duly executed by ANZ HoldCo and are in registrable form in the form set out in schedule 2;

(ii) the share certificates for the Sale Shares;

(iii) the certificate of incorporation of SaleCo (and any certificates of incorporation on change of name of SaleCo;

(iv) the common seal (if any) of SaleCo;

(v) all available copies of the constitutions of SaleCo; and

(vi) the books and business and financial records of SaleCo, the registers and statutory records, minute books and other records of meetings or resolutions or shareholders or directors of SaleCo; and

(c) procure that a duly convened meeting of the directors of SaleCo is held at which it is resolved that each of the transfers of the Sale Shares be approved for registration (subject only to the payment of stamp duty) and that, upon registration, the appropriate share certificates be issued in the name of the Company.

3.3 The Company's obligations

At Completion, the Company must:

(a) issue the Consideration Shares to ANZ HoldCo; and

(b) deliver to ANZ HoldCo the share certificates showing ANZ HoldCo as the holder of the Consideration Shares.

3.4 Power of attorney

(a) To secure the performance by ANZ HoldCo of its obligations to the Company under this document, from Completion until the Sale Shares are registered in the name of the Company, ANZ HoldCo irrevocably appoints the Company as its attorney for the purpose of exercising all rights attaching to the Sale Shares.

(b) ANZ HoldCo ratifies and confirms now and for the future all actions lawfully undertaken by or on behalf of the Company under the power of attorney given by this clause.

(c) ANZ HoldCo agrees that in exercising the powers conferred by the power of attorney given by this clause, the Company is entitled to act in its own interests.

(d) ANZ HoldCo agrees not to attend or vote in person at any general meeting of SaleCo or to exercise any of the powers conferred on the Company by the power of attorney given by this clause.

(e) ANZ HoldCo declares that the power of attorney given by this clause will continue in force until all actions taken under it have been completed, notwithstanding the termination or rescission of this document, or the completion of any transaction under this document.

4. GENERAL

4.1 Governing law and jurisdiction

(a) This document is governed by and will be construed according to the laws of New South Wales.

(b) Each party irrevocably submits to the non-exclusive jurisdiction of the courts of New South Wales, and the courts competent to determine appeals from those courts, with respect to any proceedings which may be brought at any time relating in any way to this document.

(c) Each party irrevocably waives any objection it may now or in the future have to the venue of any proceedings, and any claim it may now or in the future have that any proceedings have been brought in an inconvenient forum, where that venue falls within paragraph (a) of this clause.

4.2 Definitions and interpretation

The definitions and rules of interpretation set out in schedule 1 apply for the purposes of this document.

4.3 Further acts

Each party will promptly do and perform all further acts and execute and deliver all further documents (in form and content reasonably satisfactory to that party) required by law or reasonably requested by any other party for the purposes of or to give effect to this document.

4.4 Notices

Any communication under or in connection with this document:

(a) must be in writing;

(b) must be addressed as shown below:

ANZ HoldCo
Name: Group General Counsel
Address: Level 6, 100 Queen Street
Melbourne, VIC, 3000
Fax no: (03) 9273 5622

Company
Name: Senior Legal Counsel
Address: Level 13, 347 Kent Street
Sydney, NSW, 2000
Fax no: (02) 9299 3979

(or as otherwise notified by that party to the other party from time to time);

(c) must be signed by the party making the communication or (on its behalf) by the solicitor for, or by any attorney, director, secretary, or authorised agent of, that party;

(d) must be delivered or posted by prepaid post to the address, or sent by fax to the number, of the addressee, in accordance with paragraph (b) of this clause; and

(e) will be deemed to be received by the addressee:

(i) (in the case of prepaid post) on the third business day after the date of posting to an address within Australia, and on the fifth business day after the date of posting to an address outside Australia;

(ii) (in the case of fax) at the local time (in the place of receipt of that fax) which then equates to the time at which that fax is sent as shown on the transmission report which is produced by the machine from which that fax is sent and which confirms transmission of that fax in its entirety, unless that local time is a non business day, or is after 5.00 pm on a business day, when that communication will be deemed to be received at 9.00 am on the next business day; and

(iii) (in the case of delivery by hand) on delivery at the address of the addressee as provided in paragraph (b) of this clause, unless that delivery is made on a non business day, or after 5.00 pm on a business day, when that communication will be deemed to be received at 9.00 am on the next business day,

and where "business day" means a day (not being a Saturday or Sunday) on which banks are generally open for business in the place of receipt of that communication.

4.5 Counterparts

This document may be executed in any number of counterparts and by the parties on separate counterparts. Each counterpart constitutes an original of this document, all of which together constitute one agreement.

4.6 Amendments

This document may only be varied by a document signed by or on behalf of each of the parties.

4.7 Merger

No right or obligation of any party will merge on completion of any transaction under this document. All rights and obligations under this document survive the execution and delivery of any transfer or other document which implements any transaction under this document.

4.8 Assignments

No party may assign or otherwise transfer all or any part of its rights under this document without the prior written consent of each other party. A party may withhold its consent to such a request in its absolute discretion.

4.9 Consents

Any consent referred to in, or required under, this document from any party may not be unreasonably withheld, unless this document expressly provides for that consent to be given in that party's absolute discretion.

4.10 Waiver

(a) Failure to exercise or enforce or a delay in exercising or enforcing or the partial exercise or enforcement of any right, power or remedy provided by law or under this document by any party will not in any way preclude, or operate as a waiver of, any exercise or enforcement, or further exercise or enforcement of that or any other right, power or remedy provided by law or under this document.

(b) Any waiver or consent given by any party under this document will only be effective and binding on that party if it is given or confirmed in writing by that party.

(c) No waiver of a breach of any term of this document will operate as a waiver of another breach of that term or of a breach of any other term of this document.

4.11 No representation or reliance

(a) Each party acknowledges that no party (nor any person acting on its behalf) has made any representation or other inducement to it to enter into this document, except for representations or inducements expressly set out in this document.

(b) Each party acknowledges and confirms that it does not enter into this document in reliance on any representation or other inducement by or on behalf of any other party, except for any representation or inducement expressly set out in this document.

4.12 Frustrated Contracts Act

The provisions of the *Frustrated Contracts Act (NSW) 1975* shall not apply to this document.

4.13 Specific performance and injunctive relief

Each party recognises that a breach or threatened breach by it in regard to a provision of this document may cause irreparable harm to the other parties which may be out of all proportion to the claims for damages which might properly be made and that each other party shall have the right to seek and obtain injunctive relief and specific performance of this document.

4.14 Contra proferentum

In the interpretation of this document, no rules of construction shall apply to the disadvantage of one party on the basis that that party put forward or drafted this document or part thereof.

4.15 GST

(a) Terms defined in the GST Law have the same meaning in this clause 4.15.

(b) If a party has a claim under this document for a cost which includes an amount on account of GST, the claim is for the GST inclusive cost less the amount of any input tax credit to which that party is entitled in connection with that cost.

(c) If a party has a claim under this document whose amount depends on actual or estimated revenue or which is for a loss of revenue, revenue must be calculated without including any amount received or receivable on account of GST (whether that amount is separate or included as part of a larger amount).

(d) If any party ("supplier") makes a taxable supply to another party ("recipient") under this document, the recipient must pay to the supplier an additional amount equal to any GST payable on that supply without deduction or set-off of any other amount. The recipient must make that payment as and when the consideration for that supply or part of that consideration must first be paid or provided, except that the recipient need not pay any additional amount under this clause unless the recipient has received a tax invoice for that supply.

(e) Any consideration that is specified to be inclusive of GST must not be taken into account in calculating the GST payable in relation to a supply for the purposes of this document.

4.16 Attorneys

Each person who executes this document on behalf of a party under a power of attorney declares that he or she is not aware of any fact or circumstance that might affect his or her authority to do so under that power of attorney.

SCHEDULE 1
DEFINITIONS

Unless the context otherwise requires, the following definitions apply in this document.

"Completion" means completion of the sale and purchase of the Sale Shares in accordance with clause 3.

"Consideration Shares" means 6 fully paid ordinary shares in the capital of the Company.

"Encumbrance" means any mortgage, charge, debenture, pledge, lien, hypothecation or other security interest, or any agreement to create those security interests and "Encumber" means, in relation to any asset, to create any Encumbrance over that asset.

"GST Law" has the meaning given to it in *A New Tax System (Goods and Services Tax) Act 1999* (Cth).

"Implementation" has the meaning given to it in the Implementation Deed.

"Implementation Date" has the meaning given to it in the Implementation Deed.

"Implementation Deed" means the implementation deed between Australia and New Zealand Banking Group Limited, ANZ HoldCo, ING Insurance International BV, ING Australia Holdings Limited and the Company dated 10 April 2002.

"SaleCo" has the meaning given to it in the recitals.

"Sale Shares" means all of the issued shares in SaleCo.

SCHEDULE 2
SHARE TRANSFER FORM

ANZ Orchard Investments Pty Ltd ACN 098 285 244, of Level 6, 100 Queens Street, Melbourne Victoria, 3000 ("Transferor") in consideration for the issue to it of the Consideration Shares (in accordance with, and as defined in, the Share Transfer Agreement No 1 (ANZ InsAge Pty Ltd) dated 30 April 2002 between the Transferor and the Transferee) by ING Australia Pty Limited ABN 60 000 000 779, of Level 13, 347 Kent Street, Sydney, 2000 ("Transferee") transfers to the Transferee 100 fully paid ordinary shares ("Shares") in ANZ InsAge Pty Ltd ACN 099 665 648 ("ANZ Sale Company"), a company registered in New South Wales.

The Transferee agrees at the time of execution of this Transfer by the Transferor ("Execution Time"):

(a) to accept the Shares subject to the terms and conditions on which the Transferor held the Shares at the Execution Time, being the terms and conditions applicable as between the ANZ Sale Company in relation to, and the holder for the time being of, the Shares; and

(b) to become a member of the ANZ Sale Company and to be bound, on being registered as the holder of the Shares, by the ANZ Sale Company's constitution.

Dated:

EXECUTED by ANZ Orchard Investments Pty Ltd:

Signature of director	Signature of director/secretary
Name	Name

SIGNED for ING Australia Limited under power of attorney in the presence of:

	Signature of attorney
Signature of witness	Name
Name	Date of power of attorney

EXECUTED as an agreement.

EXECUTED by ANZ Orchard Investments Pty Ltd:	
[signature]	[signature]
Signature of director	Signature of director/~~secretary~~
David B Valentine	STEPHEN GREEN
Name	Name
SIGNED for ING Australia Limited under power of attorney in the presence of:	[signature]
	Signature of attorney
[signature]	Noelle Wooden
Signature of witness	Name
[handwritten name]	
Name	Date of power of attorney

BLAKE DAWSON WALDRON

LAWYERS

Share Transfer Agreement No. 2

(ANZ Managed Investments Limited)

ANZ Orchard Investments Pty Ltd

ACN 098 285 244

ING Australia Limited

ABN 60 000 000 779

Level 39
101 Collins Street
Melbourne VIC 3000
Telephone: (03) 9679 3000
Fax: (03) 96793111

30 April 2002
Ref: JFS:THC:12862952

CONTENTS

1.	AGREEMENT TO BUY AND SELL THE SALE SHARES	1
1.1	Sale and purchase	1
1.2	Property, Title and Risk	1
2.	CONSIDERATION SHARES	1
2.1	Consideration Shares	1
2.2	Ranking of Consideration Shares	1
3.	COMPLETION	1
3.1	Time and place for Completion	1
3.2	ANZ HoldCo's obligations at Completion	2
3.3	The Company's obligations	2
3.4	Power of attorney	2
4.	ROLL-OVER ELECTION	3
5.	GENERAL	3
5.1	Governing law and jurisdiction	3
5.2	Definitions and interpretation	3
5.3	Further acts	3
5.4	Notices	4
5.5	Counterparts	5
5.6	Amendments	5
5.7	Merger	5
5.8	Assignments	5
5.9	Consents	5
5.10	Waiver	5
5.11	No representation or reliance	6
5.12	Frustrated Contracts Act	6
5.13	Specific performance and injunctive relief	6
5.14	Contra proferentum	6
5.15	GST	6
5.16	Attorneys	7
SCHEDULE 1	DEFINITIONS	8
SCHEDULE 2	SHARE TRANSFER FORM	9

SHARE TRANSFER AGREEMENT NO. 2
(ANZ Managed Investments Limited)

DATE 30 April 2002

PARTIES

ANZ Orchard Investments Pty Ltd ACN 098 285 244 ("ANZ HoldCo")

ING Australia Limited ABN 60 000 000 779 (the "Company")

RECITALS

ANZ HoldCo agrees to sell and transfer to the Company all the issued shares in the ANZ Managed Investments Limited ACN 004 392 269 ("SaleCo") in consideration of the Company agreeing to issue 18,409,176 fully paid ordinary shares in the Company to ANZ HoldCo, and otherwise on the terms of this document.

OPERATIVE PROVISIONS

1. AGREEMENT TO BUY AND SELL THE SALE SHARES

1.1 Sale and purchase

ANZ HoldCo as legal and beneficial owner agrees to sell to the Company, and the Company agrees to buy from ANZ HoldCo, the Sale Shares (together with all rights accrued or attaching to the Sale Shares) free from any Encumbrance, on the terms and conditions of this document.

1.2 Property, Title and Risk

Property in, title to and risk of the Sale Shares pass to the Company on Completion.

2. CONSIDERATION SHARES

2.1 Consideration Shares

In consideration of ANZ HoldCo agreeing to sell the Sale Shares to the Company, the Company agrees to issue the Consideration Shares to ANZ HoldCo.

2.2 Ranking of Consideration Shares

The Company represents and warrants to and covenants with ANZ HoldCo that, on their issue at Completion, the Consideration Shares will rank pari passu in all respects with the then existing fully paid ordinary shares in the capital of the Company and that the Consideration Shares shall be fully paid up.

3. COMPLETION

3.1 Time and place for Completion

Completion of the sale and purchase of the Sale Shares must take place on the Implementation Date, immediately following Completion under the Share Transfer Agreement No. 1 (ANZ InsAge Pty Ltd) made on or about the date of this document between the parties.

3.2 ANZ HoldCo's obligations at Completion

At Completion, ANZ HoldCo must:

(a) deliver to the Company and place the Company in operating control of SaleCo and its businesses;

(b) deliver to the Company:

(i) instruments of transfer of the Sale Shares in favour of the Company which have been duly executed by ANZ HoldCo and are in registrable form in the form set out in schedule 2;

(ii) the share certificates for the Sale Shares;

(iii) the certificate of incorporation of SaleCo (and any certificates of incorporation on change of name of SaleCo;

(iv) the common seal (if any) of SaleCo;

(v) all available copies of the constitutions of SaleCo; and

(vi) the books and business and financial records of SaleCo, the registers and statutory records, minute books and other records of meetings or resolutions or shareholders or directors of SaleCo; and

(c) procure that a duly convened meeting of the directors of SaleCo is held at which it is resolved that each of the transfers of the Sale Shares be approved for registration (subject only to the payment of stamp duty) and that, upon registration, the appropriate share certificates be issued in the name of the Company.

3.3 The Company's obligations

At Completion, the Company must:

(a) issue the Consideration Shares to ANZ HoldCo; and

(b) deliver to ANZ HoldCo the share certificates showing ANZ HoldCo as the holder of the Consideration Shares.

3.4 Power of attorney

(a) To secure the performance by ANZ HoldCo of its obligations to the Company under this document, from Completion until the Sale Shares are registered in the name of the Company, ANZ HoldCo irrevocably appoints the Company as its attorney for the purpose of exercising all rights attaching to the Sale Shares.

(b) ANZ HoldCo ratifies and confirms now and for the future all actions lawfully undertaken by or on behalf of the Company under the power of attorney given by this clause.

(c) ANZ HoldCo agrees that in exercising the powers conferred by the power of attorney given by this clause, the Company is entitled to act in its own interests.

(d) ANZ HoldCo agrees not to attend or vote in person at any general meeting of SaleCo or to exercise any of the powers conferred on the Company by the power of attorney given by this clause.

(e) ANZ HoldCo declares that the power of attorney given by this clause will continue in force until all actions taken under it have been completed, notwithstanding the termination or rescission of this document, or the completion of any transaction under this document.

4. ROLL-OVER ELECTION

(a) ANZ HoldCo and the Company must jointly choose to obtain the roll-over under Subdivision 124-M of the *Income Tax Assessment Act (Cth)* 1997 in respect of the sale of the Sale Shares.

(b) ANZ HoldCo acknowledges that the participation of the Company in this choice is not to be taken as any representation by the Company that the roll-over under Subdivision 124-M of the *Income Tax Assessment Act (Cth)* 1997 is necessarily available to ANZ HoldCo.

(c) ANZ HoldCo must inform the Company in writing of the cost base of the Sale Shares worked out just before execution of this document.

5. GENERAL

5.1 Governing law and jurisdiction

(a) This document is governed by and will be construed according to the laws of New South Wales.

(b) Each party irrevocably submits to the non-exclusive jurisdiction of the courts of New South Wales, and the courts competent to determine appeals from those courts, with respect to any proceedings which may be brought at any time relating in any way to this document.

(c) Each party irrevocably waives any objection it may now or in the future have to the venue of any proceedings, and any claim it may now or in the future have that any proceedings have been brought in an inconvenient forum, where that venue falls within paragraph (a) of this clause.

5.2 Definitions and interpretation

The definitions and rules of interpretation set out in schedule 1 apply for the purposes of this document.

5.3 Further acts

Each party will promptly do and perform all further acts and execute and deliver all further documents (in form and content reasonably satisfactory to that party) required by

law or reasonably requested by any other party for the purposes of or to give effect to this document.

5.4 Notices

Any communication under or in connection with this document:

(a) must be in writing;

(b) must be addressed as shown below:

ANZ HoldCo
Name: Group General Counsel
Address: Level 6, 100 Queen Street
Melbourne, VIC, 3000
Fax no: (03) 9273 5622

Company
Name: Senior Legal Counsel
Address: Level 13, 347 Kent Street
Sydney, NSW, 2000
Fax no: (02) 9299 3979

(or as otherwise notified by that party to the other party from time to time);

(c) must be signed by the party making the communication or (on its behalf) by the solicitor for, or by any attorney, director, secretary, or authorised agent of, that party;

(d) must be delivered or posted by prepaid post to the address, or sent by fax to the number, of the addressee, in accordance with paragraph (b) of this clause; and

(e) will be deemed to be received by the addressee:

(i) (in the case of prepaid post) on the third business day after the date of posting to an address within Australia, and on the fifth business day after the date of posting to an address outside Australia;

(ii) (in the case of fax) at the local time (in the place of receipt of that fax) which then equates to the time at which that fax is sent as shown on the transmission report which is produced by the machine from which that fax is sent and which confirms transmission of that fax in its entirety, unless that local time is a non business day, or is after 5.00 pm on a business day, when that communication will be deemed to be received at 9.00 am on the next business day; and

(iii) (in the case of delivery by hand) on delivery at the address of the addressee as provided in paragraph (b) of this clause, unless that delivery is made on a non business day, or after 5.00 pm on a business day, when that communication will be deemed to be received at 9.00 am on the next business day, and where "business day" means a day (not being a Saturday or Sunday) on which banks are generally open for business in the place of receipt of that communication.

5.5 Counterparts

This document may be executed in any number of counterparts and by the parties on separate counterparts. Each counterpart constitutes an original of this document, all of which together constitute one agreement.

5.6 *Amendments*

This document may only be varied by a document signed by or on behalf of each of the parties.

5.7 Merger

No right or obligation of any party will merge on completion of any transaction under this document. All rights and obligations under this document survive the execution and delivery of any transfer or other document which implements any transaction under this document.

5.8 Assignments

No party may assign or otherwise transfer all or any part of its rights under this document without the prior written consent of each other party. A party may withhold its consent to such a request in its absolute discretion.

5.9 Consents

Any consent referred to in, or required under, this document from any party may not be unreasonably withheld, unless this document expressly provides for that consent to be given in that party's absolute discretion.

5.10 Waiver

(a) Failure to exercise or enforce or a delay in exercising or enforcing or the partial exercise or enforcement of any right, power or remedy provided by law or under this document by any party will not in any way preclude, or operate as a waiver of, any exercise or enforcement, or further exercise or enforcement of that or any other right, power or remedy provided by law or under this document.

(b) Any waiver or consent given by any party under this document will only be effective and binding on that party if it is given or confirmed in writing by that party.

(c) No waiver of a breach of any term of this document will operate as a waiver of another breach of that term or of a breach of any other term of this document.

5.11 No representation or reliance

(a) Each party acknowledges that no party (nor any person acting on its behalf) has made any representation or other inducement to it to enter into this document, except for representations or inducements expressly set out in this document.

(b) Each party acknowledges and confirms that it does not enter into this document in reliance on any representation or other inducement by or on behalf of any other party, except for any representation or inducement expressly set out in this document.

5.12 Frustrated Contracts Act

The provisions of the *Frustrated Contracts Act (NSW) 1975* shall not apply to this document.

5.13 Specific performance and injunctive relief

Each party recognises that a breach or threatened breach by it in regard to a provision of this document may cause irreparable harm to the other parties which may be out of all proportion to the claims for damages which might properly be made and that each other party shall have the right to seek and obtain injunctive relief and specific performance of this document.

5.14 Contra proferentum

In the interpretation of this document, no rules of construction shall apply to the disadvantage of one party on the basis that that party put forward or drafted this document or part thereof.

5.15 GST

(a) Terms defined in the GST Law have the same meaning in this clause 5.15.

(b) If a party has a claim under this document for a cost which includes an amount on account of GST, the claim is for the GST inclusive cost less the amount of any input tax credit to which that party is entitled in connection with that cost.

(c) If a party has a claim under this document whose amount depends on actual or estimated revenue or which is for a loss of revenue, revenue must be calculated without including any amount received or receivable on account of GST (whether that amount is separate or included as part of a larger amount).

(d) If any party ("supplier") makes a taxable supply to another party ("recipient") under this document, the recipient must pay to the supplier an additional amount equal to any GST payable on that supply without deduction or set-off of any other amount. The recipient must make that payment as and when the consideration for that supply or part of that consideration must first be paid or provided, except that the recipient need not pay any additional amount under this clause unless the recipient has received a tax invoice for that supply.

(e) Any consideration that is specified to be inclusive of GST must not be taken into account in calculating the GST payable in relation to a supply for the purposes of this document.

5.16 Attorneys

Each person who executes this document on behalf of a party under a power of attorney declares that he or she is not aware of any fact or circumstance that might affect his or her authority to do so under that power of attorney.

SCHEDULE 1
DEFINITIONS

Unless the context otherwise requires, the following definitions apply in this document.

"Completion" means completion of the sale and purchase of the Sale Shares in accordance with clause 3.

"Consideration Shares" means 18,409,176 fully paid ordinary shares in the capital of the Company.

"Encumbrance" means any mortgage, charge, debenture, pledge, lien, hypothecation or other security interest, or any agreement to create those security interests and "Encumber" means, in relation to any asset, to create any Encumbrance over that asset.

"GST Law" has the meaning given to it in *A New Tax System (Goods and Services Tax) Act 1999* (Cth).

"Implementation" has the meaning given to it in the Implementation Deed.

"Implementation Date" has the meaning given to it in the Implementation Deed.

"Implementation Deed" means the implementation deed between Australia and New Zealand Banking Group Limited, ANZ HoldCo, ING Insurance International BV, ING Australia Holdings Limited and the Company dated 10 April 2002.

"SaleCo" has the meaning given to it in the recitals.

"Sale Shares" means all of the issued shares in SaleCo.

SCHEDULE 2
SHARE TRANSFER FORM

ANZ Orchard Investments Pty Ltd ACN 098 285 244, of Level 6, 100 Queens Street, Melbourne Victoria, 3000 ("Transferor") in consideration for the issue to it of the Consideration Shares (in accordance with, and as defined in, the Share Transfer Agreement No 2 (ANZ Managed Investments Limited) dated 30 April 2002 between the Transferor and the Transferee) by ING Australia Pty Limited ABN 60 000 000 779, of Level 13, 347 Kent Street, Sydney, 2000 ("Transferee") transfers to the Transferee 242,311 fully paid ordinary shares ("Shares") in ANZ Managed Investments Limited ACN 004 392 269 ("ANZ Sale Company"), a company registered in Victoria.

The Transferee agrees at the time of execution of this Transfer by the Transferor ("Execution Time"):

(a) to accept the Shares subject to the terms and conditions on which the Transferor held the Shares at the Execution Time, being the terms and conditions applicable as between the ANZ Sale Company in relation to, and the holder for the time being of, the Shares; and

(b) to become a member of the ANZ Sale Company and to be bound, on being registered as the holder of the Shares, by the ANZ Sale Company's constitution.

Dated:

EXECUTED by ANZ Orchard Investments Pty Ltd:

Signature of director	Signature of director/secretary
Name	Name

SIGNED for ING Australia Limited under power of attorney in the presence of:

	Signature of attorney
Signature of witness	Name
Name	Date of power of attorney

EXECUTED as an agreement.

EXECUTED by ANZ Orchard Investments Pty Ltd:

Signature of director	Signature of director/~~secretary~~
David B Valentine	STEPHEN GREEN
Name	Name

SIGNED for ING Australia Limited under power of attorney in the presence of:

	Signature of attorney
Signature of witness	Narelle Wooden
Michael Harris	Name
Name	Date of power of attorney

BLAKE DAWSON WALDRON

LAWYERS

Share Transfer Agreement No. 3 (ANZ Life Assurance Company Limited)

ANZ Orchard Investments Pty Ltd

ACN 098 285 244

ING Australia Limited

ABN 60 000 000 779

Level 39
101 Collins Street
Melbourne VIC 3000
Telephone: (03) 9679 3000
Fax: (03) 96793111

30 April 2002
Ref: JFS:THC12862952

CONTENTS

1.	AGREEMENT TO BUY AND SELL THE SALE SHARES		1
	1.1	Sale and purchase	1
	1.2	Property, Title and Risk	1
2.	CONSIDERATION SHARES		1
	2.1	Consideration Shares	1
	2.2	Ranking of Consideration Shares	1
3.	COMPLETION		1
	3.1	Time and place for Completion	1
	3.2	ANZ HoldCo's obligations at Completion	2
	3.3	The Company's obligations	2
	3.4	Power of attorney	2
4.	ROLL-OVER ELECTION		3
5.	GENERAL		3
	5.1	Governing law and jurisdiction	3
	5.2	Definitions and interpretation	3
	5.3	Further acts	3
	5.4	Notices	4
	5.5	Counterparts	5
	5.6	Amendments	5
	5.7	Merger	5
	5.8	Assignments	5
	5.9	Consents	5
	5.10	Waiver	5
	5.11	No representation or reliance	6
	5.12	Frustrated Contracts Act	6
	5.13	Specific performance and injunctive relief	6
	5.14	Contra proferentum	6
	5.15	GST	6
	5.16	Attorneys	7
SCHEDULE 1	DEFINITIONS		8
SCHEDULE 2	SHARE TRANSFER FORM		9

SHARE TRANSFER AGREEMENT NO. 3
(ANZ Life Assurance Company Limited)

DATE 30 April 2002

PARTIES

ANZ Orchard Investments Pty Ltd ACN 098 285 244 ("ANZ HoldCo")

ING Australia Limited ABN 60 000 000 779 (the "Company")

RECITALS

ANZ HoldCo agrees to sell and transfer to the Company all the issued shares in the ANZ Life Assurance Company Limited ACN 008 425 652 ("SaleCo") in consideration of the Company agreeing to issue 29,950,930 fully paid ordinary shares in the Company to ANZ HoldCo, and otherwise on the terms of this document.

OPERATIVE PROVISIONS

1. AGREEMENT TO BUY AND SELL THE SALE SHARES

1.1 Sale and purchase

ANZ HoldCo as legal and beneficial owner agrees to sell to the Company, and the Company agrees to buy from ANZ HoldCo, the Sale Shares (together with all rights accrued or attaching to the Sale Shares) free from any Encumbrance, on the terms and conditions of this document.

1.2 Property, Title and Risk

Property in, title to and risk of the Sale Shares pass to the Company on Completion.

2. CONSIDERATION SHARES

2.1 Consideration Shares

In consideration of ANZ HoldCo agreeing to sell the Sale Shares to the Company, the Company agrees to issue the Consideration Shares to ANZ HoldCo.

2.2 Ranking of Consideration Shares

The Company represents and warrants to and covenants with ANZ HoldCo that, on their issue at Completion, the Consideration Shares will rank pari passu in all respects with the then existing fully paid ordinary shares in the capital of the Company and that the Consideration Shares shall be fully paid up.

3. COMPLETION

3.1 Time and place for Completion

Completion of the sale and purchase of the Sale Shares must take place on the Implementation Date, immediately following Completion under the Share Transfer Agreement No. 2 (ANZ Managed Investments Limited) made on or about the date of this document between the parties.

3.2 ANZ HoldCo's obligations at Completion

At Completion, ANZ HoldCo must:

(a) deliver to the Company and place the Company in operating control of SaleCo and its businesses;

(b) deliver to the Company:

(i) instruments of transfer of the Sale Shares in favour of the Company which have been duly executed by ANZ HoldCo and are in registrable form in the form set out in schedule 2;

(ii) the share certificates for the Sale Shares;

(iii) the certificate of incorporation of SaleCo (and any certificates of incorporation on change of name of SaleCo;

(iv) the common seal (if any) of SaleCo;

(v) all available copies of the constitutions of SaleCo; and

(vi) the books and business and financial records of SaleCo, the registers and statutory records, minute books and other records of meetings or resolutions or shareholders or directors of SaleCo; and

(c) procure that a duly convened meeting of the directors of SaleCo is held at which it is resolved that each of the transfers of the Sale Shares be approved for registration (subject only to the payment of stamp duty) and that, upon registration, the appropriate share certificates be issued in the name of the Company.

3.3 The Company's obligations

At Completion, the Company must:

(a) issue the Consideration Shares to ANZ HoldCo; and

(b) deliver to ANZ HoldCo the share certificates showing ANZ HoldCo as the holder of the Consideration Shares.

3.4 Power of attorney

(a) To secure the performance by ANZ HoldCo of its obligations to the Company under this document, from Completion until the Sale Shares are registered in the name of the Company, ANZ HoldCo irrevocably appoints the Company as its attorney for the purpose of exercising all rights attaching to the Sale Shares.

(b) ANZ HoldCo ratifies and confirms now and for the future all actions lawfully undertaken by or on behalf of the Company under the power of attorney given by this clause.

(c) ANZ HoldCo agrees that in exercising the powers conferred by the power of attorney given by this clause, the Company is entitled to act in its own interests.

(d) ANZ HoldCo agrees not to attend or vote in person at any general meeting of SaleCo or to exercise any of the powers conferred on the Company by the power of attorney given by this clause.

(e) ANZ HoldCo declares that the power of attorney given by this clause will continue in force until all actions taken under it have been completed, notwithstanding the termination or rescission of this document, or the completion of any transaction under this document.

4. ROLL-OVER ELECTION

(a) ANZ HoldCo and the Company must jointly choose to obtain the roll-over under Subdivision 124-M of the *Income Tax Assessment Act (Cth)* 1997 in respect of the sale of the Sale Shares.

(b) ANZ HoldCo acknowledges that the participation of the Company in this choice is not to be taken as any representation by the Company that the roll-over under Subdivision 124-M of the *Income Tax Assessment Act (Cth)* 1997 is necessarily available to ANZ HoldCo.

(c) ANZ HoldCo must inform the Company in writing of the cost base of the Sale Shares worked out just before execution of this document.

5. GENERAL

5.1 Governing law and jurisdiction

(a) This document is governed by and will be construed according to the laws of New South Wales.

(b) Each party irrevocably submits to the non-exclusive jurisdiction of the courts of New South Wales, and the courts competent to determine appeals from those courts, with respect to any proceedings which may be brought at any time relating in any way to this document.

(c) Each party irrevocably waives any objection it may now or in the future have to the venue of any proceedings, and any claim it may now or in the future have that any proceedings have been brought in an inconvenient forum, where that venue falls within paragraph (a) of this clause.

5.2 Definitions and interpretation

The definitions and rules of interpretation set out in schedule 1 apply for the purposes of this document.

5.3 Further acts

Each party will promptly do and perform all further acts and execute and deliver all further documents (in form and content reasonably satisfactory to that party) required by

law or reasonably requested by any other party for the purposes of or to give effect to this document.

5.4 Notices

Any communication under or in connection with this document:

(a) must be in writing;

(b) must be addressed as shown below:

ANZ HoldCo
Name: Group General Counsel
Address: Level 6, 100 Queen Street
Melbourne, VIC, 3000
Fax no: (03) 9273 5622

Company
Name: Senior Legal Counsel
Address: Level 13, 347 Kent Street
Sydney, NSW, 2000
Fax no: (02) 9299 3979

(or as otherwise notified by that party to the other party from time to time);

(c) must be signed by the party making the communication or (on its behalf) by the solicitor for, or by any attorney, director, secretary, or authorised agent of, that party;

(d) must be delivered or posted by prepaid post to the address, or sent by fax to the number, of the addressee, in accordance with paragraph (b) of this clause; and

(e) will be deemed to be received by the addressee:

(i) (in the case of prepaid post) on the third business day after the date of posting to an address within Australia, and on the fifth business day after the date of posting to an address outside Australia;

(ii) (in the case of fax) at the local time (in the place of receipt of that fax) which then equates to the time at which that fax is sent as shown on the transmission report which is produced by the machine from which that fax is sent and which confirms transmission of that fax in its entirety, unless that local time is a non business day, or is after 5.00 pm on a business day, when that communication will be deemed to be received at 9.00 am on the next business day; and

(iii) (in the case of delivery by hand) on delivery at the address of the addressee as provided in paragraph (b) of this clause, unless that delivery is made on a non business day, or after 5.00 pm on a business day, when that communication will be deemed to be received at 9.00 am on the next business day, and where "business day" means a day (not being a Saturday or Sunday) on which banks are generally open for business in the place of receipt of that communication.

5.5 Counterparts

This document may be executed in any number of counterparts and by the parties on separate counterparts. Each counterpart constitutes an original of this document, all of which together constitute one agreement.

5.6 Amendments

This document may only be varied by a document signed by or on behalf of each of the parties.

5.7 Merger

No right or obligation of any party will merge on completion of any transaction under this document. All rights and obligations under this document survive the execution and delivery of any transfer or other document which implements any transaction under this document.

5.8 Assignments

No party may assign or otherwise transfer all or any part of its rights under this document without the prior written consent of each other party. A party may withhold its consent to such a request in its absolute discretion.

5.9 5.10 Consents

Any consent referred to in, or required under, this document from any party may not be unreasonably withheld, unless this document expressly provides for that consent to be given in that party's absolute discretion.

5.10 Waiver

(a) Failure to exercise or enforce or a delay in exercising or enforcing or the partial exercise or enforcement of any right, power or remedy provided by law or under this document by any party will not in any way preclude, or operate as a waiver of, any exercise or enforcement, or further exercise or enforcement of that or any other right, power or remedy provided by law or under this document.

(b) Any waiver or consent given by any party under this document will only be effective and binding on that party if it is given or confirmed in writing by that party.

(c) No waiver of a breach of any term of this document will operate as a waiver of another breach of that term or of a breach of any other term of this document.

5.11 No representation or reliance

(a) Each party acknowledges that no party (nor any person acting on its behalf) has made any representation or other inducement to it to enter into this document, except for representations or inducements expressly set out in this document.

(b) Each party acknowledges and confirms that it does not enter into this document in reliance on any representation or other inducement by or on behalf of any other party, except for any representation or inducement expressly set out in this document.

5.12 Frustrated Contracts Act

The provisions of the *Frustrated Contracts Act (NSW) 1975* shall not apply to this document.

5.13 Specific performance and injunctive relief

Each party recognises that a breach or threatened breach by it in regard to a provision of this document may cause irreparable harm to the other parties which may be out of all proportion to the claims for damages which might properly be made and that each other party shall have the right to seek and obtain injunctive relief and specific performance of this document.

5.14 Contra proferentum

In the interpretation of this document, no rules of construction shall apply to the disadvantage of one party on the basis that that party put forward or drafted this document or part thereof.

5.15 GST

(a) Terms defined in the GST Law have the same meaning in this clause 5.15.

(b) If a party has a claim under this document for a cost which includes an amount on account of GST, the claim is for the GST inclusive cost less the amount of any input tax credit to which that party is entitled in connection with that cost.

(c) If a party has a claim under this document whose amount depends on actual or estimated revenue or which is for a loss of revenue, revenue must be calculated without including any amount received or receivable on account of GST (whether that amount is separate or included as part of a larger amount).

(d) If any party ("supplier") makes a taxable supply to another party ("recipient") under this document, the recipient must pay to the supplier an additional amount equal to any GST payable on that supply without deduction or set-off of any other amount. The recipient must make that payment as and when the consideration for that supply or part of that consideration must first be paid or provided, except that the recipient need not pay any additional amount under this clause unless the recipient has received a tax invoice for that supply.

(e) Any consideration that is specified to be inclusive of GST must not be taken into account in calculating the GST payable in relation to a supply for the purposes of this document.

5.16 Attorneys

Each person who executes this document on behalf of a party under a power of attorney declares that he or she is not aware of any fact or circumstance that might affect his or her authority to do so under that power of attorney.

SCHEDULE 1
DEFINITIONS

Unless the context otherwise requires, the following definitions apply in this document.

"Completion" means completion of the sale and purchase of the Sale Shares in accordance with clause 3.

"Consideration Shares" means 29,950,930 fully paid ordinary shares in the capital of the Company.

"Encumbrance" means any mortgage, charge, debenture, pledge, lien, hypothecation or other security interest, or any agreement to create those security interests and "Encumber" means, in relation to any asset, to create any Encumbrance over that asset.

"GST Law" has the meaning given to it in *A New Tax System (Goods and Services Tax) Act 1999* (Cth).

"Implementation" has the meaning given to it in the Implementation Deed.

"Implementation Date" has the meaning given to it in the Implementation Deed.

"Implementation Deed" means the implementation deed between Australia and New Zealand Banking Group Limited, ANZ HoldCo, ING Insurance International BV, ING Australia Holdings Limited and the Company dated 10 April 2002.

"SaleCo" has the meaning given to it in the recitals.

"Sale Shares" means all of the issued shares in SaleCo.

SCHEDULE 2
SHARE TRANSFER FORM

ANZ Orchard Investments Pty Ltd ACN 098 285 244, of Level 6, 100 Queens Street, Melbourne Victoria, 3000 ("Transferor") in consideration for the issue to it of the Consideration Shares (in accordance with, and as defined in, the Share Transfer Agreement No 3 (ANZ Life Assurance Company Limited) dated 30 April 2002 between the Transferor and the Transferee) by ING Australia Pty Limited ABN 60 000 000 779, of Level 13, 347 Kent Street, Sydney, 2000 ("Transferee") transfers to the Transferee 352,818 fully paid ordinary shares ("Shares") in ANZ Life Assurance Company Limited ACN 008 425 652 ("ANZ Sale Company"), a company registered in the Australian Capital Territory

The Transferee agrees at the time of execution of this Transfer by the Transferor ("Execution Time"):

(a) to accept the Shares subject to the terms and conditions on which the Transferor held the Shares at the Execution Time, being the terms and conditions applicable as between the ANZ Sale Company in relation to, and the holder for the time being of, the Shares; and

(b) to become a member of the ANZ Sale Company and to be bound, on being registered as the holder of the Shares, by the ANZ Sale Company's constitution.

Dated:

EXECUTED by ANZ Orchard Investments Pty Ltd:

Signature of director

Signature of director/secretary

Name

Name

SIGNED for ING Australia Limited under power of attorney in the presence of:

Signature of attorney

Signature of witness

Name

Name

Date of power of attorney

EXECUTED as an agreement.

EXECUTED by ANZ Orchard Investments Pty Ltd:

Signature of director

David B Valentine

Name

Signature of director/~~secretary~~

Stephen Green

Name

SIGNED for ING Australia Limited under power of attorney in the presence of:

Signature of witness

Name

Signature of attorney

Narelle Wooden

Name

Date of power of attorney

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

ABN

11 005 357 522

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	86,500
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • *the extent to which they do not* rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, pari passu with existing ordinary shares.
5	Issue price or consideration	85,000 shares at $11.20 each 750 shares at $14.63 each 750 shares at $14.92 each 86,500 shares
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued on exercise of options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	35,000 shares on 4 June 2002 1,500 shares on 5 June 2002 50,000 shares on 7 June 2002 86,500 shares

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,499,013,745	Ordinary fully paid
34,224,690	Options on issue

+ See chapter 19 for defined terms.

64,016,000	1998 Redeemable Preference Shares.
60,016,000	1998 Redeemable Preference Shares (Series 2).

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	

+ See chapter 19 for defined terms.

21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [✓] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought	
39 Class of +securities for which quotation is sought	

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] Secretary Date: 13 June 2002

Print name: Karen Ka-Leng Phillips

+ See chapter 19 for defined terms.

207 page 1/1 15 July 2001

ASIC registered agent number 7159
lodging party or agent name ANZ Company Secretary's Office
office, level, building name or PO Box no. Level 6
street number & name 100 Queen Street
suburb/city Melbourne state/territory VIC postcode 3000
telephone (03) 9273 6141
facsimile (03) 9273 6142
DX number suburb/city

ASS. ☐ CASH. ☐ PROC. ☐ REQ-A ☐ REQ-P ☐

Australian Securities & Investments Commission

Notification of
share issue

form **207**
Corporations Act 2001
254X(1)

company name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N. 005 357 522

Details of the issue

date of issue (d/m/y) 07 / 06 / 2002 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	ORDINARY FULLY PAID SHARE

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	50,000	$11.20	$0.00

1. Have all shares been issued for cash only? Yes ☒ No ☐
   If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes ☐ No ☒
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No, Public companies must also lodge a Form 208.

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here [signature] date 13 / 06 / 02

207 page 1/1 15 July 2001

ASIC registered agent number 7159
lodging party or agent name ANZ Company Secretary's Office
office, level, building name or PO Box no. Level 6
street number & name 100 Queen Street
suburb/city Melbourne state/territory VIC postcode 3000
telephone (03) 9273 6141
facsimile (03) 9273 6142
DX number suburb/city

ASS. CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

form **207**

Notification of
share issue

Corporations Act 2001
254X(1)

company name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N. 005 357 522

Details of the issue

date of issue (d/m/y) 05 / 06 / 2002 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	ORDINARY FULLY PAID SHARE

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	750	$14.63	$0.00
ORD	750	$14.92	$0.00

1. Have all shares been issued for cash only? Yes [X] No [ ]
   If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes [ ] No [X]
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No. Public companies must also lodge a Form 208.

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here [signature] date 13 / 06 / 02

ASIC registered agent number	7159
lodging party or agent name	ANZ Company Secretary's Office
office, level, building name or PO Box no.	Level 6
street number & name	100 Queen Street
suburb/city	Melbourne state/territory VIC postcode 3000
telephone	(03) 9273 6141
facsimile	(03) 9273 6142
DX number	suburb/city

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

form **207**

Notification of
share issue

Corporations Act 2001
254X(1)

company name	AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N.	005 357 522

Details of the issue

date of issue (d/m/y) 04 / 06 / 2002 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	ORDINARY FULLY PAID SHARE

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	35,000	$11.20	$0.00

1. Have all shares been issued for cash only? Yes [X] No ☐
   If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes ☐ No [X]
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No. Public companies must also lodge a Form 208.

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here [signature] date 13 / 06 / 02

ASIC registered agent number 7159
lodging party or agent name ANZ Company Secretary's Office
office, level, building name or PO Box no. Level 6
street number & name 100 Queen Street
suburb/city Melbourne state/territory VIC postcode 3000
telephone (03) 9273 6141
facsimile (03) 9273 6142
DX number suburb/city

ASS. CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

form **207**

Notification of
share issue

Corporations Act 2001
254X(1)

company name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N. 005 357 522

Details of the issue

date of issue (d/m/y) 24 / 04 / 2002 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	ORDINARY FULLY PAID SHARE

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	1,403,306	$18.75	$0.00

1. Have all shares been issued for cash only? Yes [X] No [ ]
   If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes [ ] No [X]
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No, Public companies must also lodge a Form 208.

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here [signature] date 13 / 06 / 02

ASIC registered agent number	7159
lodging party or agent name	ANZ Company Secretary's Office
office, level, building name or PO Box no.	Level 6
street number & name	100 Queen Street
suburb/city	Melbourne state/territory VIC postcode 3000
telephone	(03) 9273 6141
facsimile	(03) 9273 6142
DX number	suburb/city

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

form **207**

Corporations Act 2001
254X(1)

Notification of
share issue

company name	AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N.	005 357 522

Details of the issue

date of issue (d/m/y) 14 / 06 / 2002 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	ORDINARY FULLY PAID SHARE

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	1,000	$13.70	$0.00

1. Have all shares been issued for cash only? Yes [X] No ☐
   If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes ☐ No [X]
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No, Public companies must also lodge a Form 208.

Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here [signature] date 14 / 06 / 02

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

207 page 1/1 15 July 2001

ASIC registered agent number 7159
lodging party or agent name ANZ Company Secretary's Office
office, level, building name or PO Box no. Level 6
street number & name 100 Queen Street
suburb/city Melbourne state/territory VIC postcode 3000
telephone (03) 9273 6141
facsimile (03) 9273 6142
DX number suburb/city

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

form **207**

Notification of
share issue

Corporations Act 2001
254X(1)

company name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N. 005 357 522

Details of the issue

date of issue (d/m/y) 14 / 06 / 2002 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	ORDINARY FULLY PAID SHARE

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	25,000	$11.29	$0.00
ORD	10,200	$18.75	$0.00
ORD	100,000	$8.97	$0.00
ORD	100,000	$11.20	$0.00

1. Have all shares been issued for cash only? Yes ☒ No ☐
   If Yes, lodge this form. No other forms are required. *If No, see item 2*

2. Were some or all of the shares issued under a written contract Yes ☐ No ☒
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No, Public companies must also lodge a Form 208.

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here [signature] date 14 / 06 / 02

ASIC registered agent number 7159
lodging party or agent name ANZ Company Secretary's Office
office, level, building name or PO Box no. Level 6
street number & name 100 Queen Street
suburb/city Melbourne state/territory VIC postcode 3000
telephone (03) 9273 6141
facsimile (03) 9273 6142
DX number suburb/city

ASS. CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

form **207**

Notification of
share issue

Corporations Act 2001
254X(1)

company name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N. 005 357 522

Details of the issue

date of issue (d/m/y) 14 / 06 / 2002 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	ORDINARY FULLY PAID SHARE

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	9,300	$17.05	$0.00
ORD	10,200	$13.70	$0.00
ORD	23,000	$14.34	$0.00
ORD	15,000	$10.11	$0.00

1. Have all shares been issued for cash only? Yes [X] No [ ]
   If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes [ ] No [X]
   If Yes. Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No. Public companies must also lodge a Form 208.

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here [signature] date 14 / 06 / 02

Michelle

agent no 7159
agent COMPANY SECRETARY'S OFFICE FOR ANZ BANK
address LEVEL 6
100 QUEEN STREET
MELBOURNE, VIC, 3000
phone
fax
DX
city

Ass
Cash
Proc
Req-A
Req-P

Australian Securities and Investments Commission

form 708

Notification of
holding or ceasing to hold proper authority

Corporations Act 2001
811(4)(b) & 811(7)

This form may be used to notify a number of holdings OR ceasings but not both.
Documents to be lodged with this Notice when persons commence to hold proper authority.
Subsection 811(4)(a) requires a copy of the proper authority relating to each holder to be lodged with this Notice

Details of the licence

type of licence [X] dealer [ ] investment advisers
licence number 86807

Does the register contain more than 100 proper authority holders ? [X] yes [ ] No

Details of licensee (Register Keeper)

name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
ACN or ARBN 005 357 522
principal place at which business is being carried on
address 100 QUEEN STREET
MELBOURNE, VIC, 3000

Details of representatives

[X] commenced to hold proper authority
[ ] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name CHRYSTIE, GORDON ALEXANDER
address 9 O'CONNOR STREET
BLACK ROCK, VIC, 3193

date of birth 09/02/1970 place of birth MELBOURNE, VIC
date commenced 14/06/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address LEVEL 4
287 COLLINS STREET,
MELBOURNE, VIC, 3000

Details of representatives (continued)

[X] commenced to hold proper authority
[ ] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name MERCER, CHEREE
address 47 LOWER NORTH EAST ROAD
HOUGHTON, SA, 5131

date of birth 14/02/1979 place of birth ADELAIDE, SA
date commenced 14/06/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no *if no, state full address below*

address 13 GRENFELL STREET
ADELAIDE, SA, 5000

Annexures

(If insufficient space on form) Further details are enclosed in the annexurè marked ( ) of ( )pages.

Signature

print name PHILLIPS, KAREN KA-LENG capacity SECRETARY

sign here [signature] date 17/06/2002

Michelle

agent no 7159
agent COMPANY SECRETARY'S OFFICE FOR ANZ BANK
address LEVEL 6
100 QUEEN STREET
MELBOURNE, VIC, 3000
phone fax
DX city

Ass [ ] Req-A [ ]
Cash [ ] Req-P [ ]
Proc [ ]

Australian Securities and Investments Commission form 708

Notification of
holding or ceasing to hold proper authority

Corporations Act 2001
811(4)(b) & 811(7)

This form may be used to notify a number of holdings OR ceasings but not both.
Documents to be lodged with this Notice when persons commence to hold proper authority.
Subsection 811(4)(a) requires a copy of the proper authority relating to each holder to be lodged with this Notice

Details of the licence

type of licence [X] dealer [ ] investment advisers
licence number 86807

Does the register contain more than 100 proper authority holders ? [X] yes [ ] No

Details of licensee (Register Keeper)

name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
ACN or ARBN 005 357 522
principal place at which business is being carried on
address 100 QUEEN STREET
MELBOURNE, VIC, 3000

Details of representatives

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name ANSTIS, KIM ANGELA
address 1/277 O'SULLIVAN ROAD
BELLEVUE HILL, NSW, 2023

date of birth 02/11/1967 place of birth AUCKLAND, NEW ZEALAND
date commenced 7/11/1997
date ceased 17/06/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address LEVEL 6, 20 MARTIN PLACE
SYDNEY, NSW, 2000

Details of representatives (continued)

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name AZAR, ANTHONY STEPHEN
address 34 DUDLEY STREET
BONDI, NSW, 2026

date of birth 26/11/1970 place of birth ROCKHAMPTON, QLD
date commenced 30/05/2001
date ceased 7/06/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address LEVEL 6, 20 MARTIN PLACE
SYDNEY, NSW, 2000

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name DIAS, MOIRA
address 15 SHERBROOKE HEIGHTS
NORANDA, WA, 6062

date of birth 09/08/1960 place of birth SINGAPORE, SINGAPORE
date commenced 31/05/1999
date ceased 18/04/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 77 ST. GEORGES TERRACE
PERTH, WA, 6000

Annexures

(If insufficient space on form) Further details are enclosed in the annexure marked ( ) of ( )pages.

Signature

print name PHILLIPS, KAREN KA-LENG capacity SECRETARY

sign here [signature] date 17/06/2002

Millelle

agent no 7159
agent COMPANY SECRETARY'S OFFICE FOR ANZ BANK
address LEVEL 6
100 QUEEN STREET
MELBOURNE, VIC, 3000
phone
fax
DX
city

Ass [ ] Req-A [ ]
Cash [ ] Req-P [ ]
Proc [ ]

Australian Securities and Investments Commission — form 708

Notification of
holding or ceasing to hold proper authority

Corporations Act 2001
811(4)(b) & 811(7)

This form may be used to notify a number of holdings OR ceasings but not both.
Documents to be lodged with this Notice when persons commence to hold proper authority.
Subsection 811(4)(a) requires a copy of the proper authority relating to each holder to be lodged with this Notice

Details of the licence

type of licence [X] dealer [ ] investment advisers
licence number 86807

Does the register contain more than 100 proper authority holders ? [X] yes [ ] No

Details of licensee (Register Keeper)

name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
ACN or ARBN 005 357 522
principal place at which business is being carried on
address 100 QUEEN STREET
MELBOURNE, VIC, 3000

Details of representatives

[X] commenced to hold proper authority
[ ] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name CALIKES, CATHERINE HELEN
address 27 LANCELOT AVENUE
HAZELWOOD PARK, SA, 5066

date of birth 25/02/1972 place of birth WHYALLA, SA
date commenced 21/06/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 37 O'CONNELL STREET
ADELAIDE NORTH, SA, 5000

Details of representatives (continued)

[X] commenced to hold proper authority
[ ] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name DINH, ANN HAIAN
address 354 HAMPSHIRE CRES
SUNSHINE, VIC, 3020

date of birth 15/08/1978 place of birth SAIGON, VIETNAM
date commenced 21/06/2002
date ceased —

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 348 KEILOR ROAD
NIDDRIE, VIC, 3042

[X] commenced to hold proper authority
[ ] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name JONES, GAY SUZANNE
address 48 CURZON ROAD
NEW LAMBTON HEIGHTS, NSW, 2305

date of birth 27/01/1966 place of birth NEWCASTLE, NSW
date commenced 21/06/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 490 KING STREET
NEWCASTLE WEST, NSW, 2302

[X] commenced to hold proper authority
[ ] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name KEEGAN, MICHAEL DAVID
address 5 ELM ROAD
NIAGARA PARK, NSW, 2250

date of birth 11/03/1969 place of birth MONA VALE, NSW
date commenced 21/06/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 184 MANN ROAD
GOSFORD, NSW, 2250

Details of representatives (continued)

[X] commenced to hold proper authority
[ ] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name LUU, SU THANH
address 25 ELPHINSTONE STREET
WEST FOOTSCRAY, VIC, 3012

date of birth 17/02/1974 place of birth MINH HAI, VIETNAM
date commenced 21/06/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 3/388 COLLINS STREET
MELBOURNE, VIC, 3000

[X] commenced to hold proper authority
[ ] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name WALDEN, TANIA LEANNE
address 3/301 ST GEORGES ROAD
FITZROY NORTH, VIC, 3068

date of birth 24/07/1971 place of birth AUCKLAND, NEW ZEALAND
date commenced 21/06/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 3/388 COLLINS STREET
MELBOURNE, VIC, 3000

[X] commenced to hold proper authority
[ ] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name ZEE, MATTHEW
address 213 VICTORIA STREET
BEACONSFIELD, NSW, 2015

date of birth 25/10/1969 place of birth SYDNEY, NSW
date commenced 21/06/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 6 CROSS STREET
HURSTVILLE, NSW, 2220

Details of representatives (continued)

Annexures

(If insufficient space on form) Further details are enclosed in the annexure marked ( ) of ( )pages.

Signature

print name PHILLIPS, KAREN KA-LENG capacity SECRETARY

sign here [signature] date 21/06/2002

agent no 7159
agent COMPANY SECRETARY'S OFFICE FOR ANZ BANK
address LEVEL 6
100 QUEEN STREET
MELBOURNE, VIC, 3000
phone fax
DX city

Ass		Req-A	
Cash		Req-P	
Proc			

Australian Securities and Investments Commission form **708**

Notification of
holding or ceasing to hold proper authority

Corporations Act 2001
811(4)(b) & 811(7)

This form may be used to notify a number of holdings OR ceasings but not both.
Documents to be lodged with this Notice when persons commence to hold proper authority.
Subsection 811(4)(a) requires a copy of the proper authority relating to each holder to be lodged with this Notice

Details of the licence

type of licence [X] dealer [ ] investment advisers
licence number 86807

Does the register contain more than 100 proper authority holders ? [X] yes [ ] No

Details of licensee (Register Keeper)

name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
ACN or ARBN 005 357 522
principal place at which business is being carried on
address 100 QUEEN STREET
MELBOURNE, VIC, 3000

Details of representatives

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name ADAMS, KENNETH ERIC
address 51 DAVID AVENUE
EAST KEILOR, VIC, 3033

date of birth 17/10/1944 place of birth ESSENDON, VIC
date commenced 17/09/1999
date ceased 21/06/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 272 HAMPSHIRE ROAD
SUNSHINE, VIC, 3020

Details of representatives (continued)

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name BOWEN, LOIS JOY
address 5 ZAMIA CRT
ANDERGROVE, QLD, 4740

date of birth 08/05/1953 place of birth BRISBANE, QLD
date commenced 20/10/1999
date ceased 21/06/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address CORNER SYDNEY & VICTORIA STREETS
MACKAY, QLD, 4740

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name DAVIES, RICHARD JOHN
address 18 WILLS CRS
BATEMANS BAY, NSW, 2536

date of birth 17/06/1963 place of birth WALES, ENGLAND
date commenced 08/09/1999
date ceased 21/06/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 22 ORIENT STREET
BATEMANS BAY, NSW, 2536

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name DONOVAN, RAYMA BETH
address 12 DHAL STREET
TOOWOOMBA, QLD, 4350

date of birth 18/05/1959 place of birth BRISBANE, QLD
date commenced 20/10/1999
date ceased 21/06/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 367 RUTHVEN STREET
TOOWOOMBA, QLD, 4350

Details of representatives (continued)

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name FITZPATRICK, PETER JAMES
address 15 AWINYA COURT
PIALBA, QLD, 4655

date of birth place of birth ROCKHAMPTON, QLD
date commenced 04/05/2000
date ceased 21/06/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 1401 TOORAK ROAD
BURWOOD, VIC, 3125

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name GOLDEN, MEGAN DIANNE
address 6 GARGET STREET
TOOWOOMBA, QLD, 4350

date of birth 31/10/1965 place of birth ROMA, QLD
date commenced 20/10/1999
date ceased 21/06/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 367 RUTHVEN STREET
TOOWOOMBA, QLD, 4350

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name GORMAN, ANTHONY WILLIAM
address 8 CIMARRON CLOSE
ELEEBANA, NSW, 2282

date of birth 21/02/1955 place of birth TAMWORTH, NSW
date commenced 24/08/1999
date ceased 21/06/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 42 - 46 HARRISON STREET
CARDIFF, NSW, 2285

Details of representatives (continued)

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name GRAY, JOHN
address "ROSEHILL", OURA ROAD
WAGGA WAGGA, NSW, 2650

date of birth 06/06/1944 place of birth MOSMAN, NSW
date commenced 24/08/1999
date ceased 21/06/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 100 BAYLIS STREET
SOUTH WAGGA WAGGA, NSW, 2650

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name GRIFFIN, BRIAN MURRAY
address 12 CORBY CLOSE
THURGOONA, NSW, 2640

date of birth 16/03/1961 place of birth BALLARAT, VIC
date commenced 17/09/1999
date ceased 21/06/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 170 HIGH STREET
WODONGA, VIC, 3690

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name GROOM, ADRIAN DONALD
address 3/128 CHARLES AVENUE
MINNAMURRA, NSW, 2533

date of birth 30/06/1972 place of birth NOWRA, NSW
date commenced 24/08/1999
date ceased 21/06/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 107 FERN STREET
GERRENGONG, NSW, 2533

Details of representatives (continued)

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name HANRAHAN, PETER MARK
address 17 NELSON STREET
INNISFAIL, QLD, 4860

date of birth 19/03/1962 place of birth BABINDA, QLD
date commenced 08/10/1999
date ceased 21/06/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 20 - 22 RANKIN STREET
INNISFAIL, QLD, 4860

[ ] commenced to hold proper authority
[X] *ceased to hold proper authority*
[ ] re-issue of proper authority due to a licence variation

reps name JAMES, STEPHEN DOUGLAS
address 7 JAMES STREET
MOSSVALE, NSW, 2577

date of birth 25/07/1966 place of birth NEWCASTLE, NSW
date commenced 08/10/1999
date ceased 21/06/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 293 BONG BONG STREET
BOWRAL, NSW, 2576

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name JELENCIC, MAX
address 44 GARDEN STREET
WARRNAMBOOL, VIC, 3280

date of birth 20/02/1971 place of birth ROCHESTER, VIC
date commenced 09/02/2000
date ceased 21/06/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 141 LIEBIG STREET
WARRNAMBOOL, VIC, 3280

Details of representatives (continued)

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name KAY, NEIL RICHARD
address 76 OCEAN BEACH DRIVE
SHELLHARBOUR, NSW, 2529

date of birth 26/06/1971 place of birth BRADFORD, ENGLAND
date commenced 24/08/1999
date ceased 21/06/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 144 FLINDERS STREET
ALBION PARK, NSW, 2527

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name KELLY, JUSTIN ROBERT
address 6 ANNA COURT
HALLETT COVE, SA, 5158

date of birth 17/09/1965 place of birth ADELAIDE, SA
date commenced 24/08/1999
date ceased 21/06/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address SHOP 3, MCLAREN VALE SHOPPING CENTRE
MCLAREN VALE, SA, 5171

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name LEPORE, ANTHONY
address 48 AMAZON DRIVE
BEECHBORO, WA, 6063

date of birth 26/09/1972 place of birth MOUNT LAWLY, WA
date commenced 24/08/1999
date ceased 21/06/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address ANZ BANK
8 OLD COLLIER ROAD,
MORLEY, WA, 6062

Details of representatives (continued)

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name MIRAMS, ANDREW DAVID
address 9 HOLLOWAY ROAD
STAWELL, VIC, 3380

date of birth 09/12/1969 place of birth CAULFIELD, VIC
date commenced 28/09/1999
date ceased 21/06/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 149 GOLD REEF MALL
STAWELL, VIC, 3380

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name NELOSKI, RADOVAN
address 1 MATTHEW STREET
WOLLONGONG, NSW, 2500

date of birth 02/01/1965 place of birth STRUGA, MACEDONIA
date commenced 09/09/1999
date ceased 21/06/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address LEVEL 24, 68 PITT STREET
SYDNEY, NSW, 2000

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name PATON, WILLIAM JOHN
address 2 NEW STREET
DALBY, QLD, 4405

date of birth 08/08/1967 place of birth SALE, VIC
date commenced 09/02/2000
date ceased 21/06/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 94 ARCHER STREET
WOODFORD, QLD, 4514

Details of representatives (continued)

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name PATTERSON, PETER WARREN
address 19 WERTH STREET
OAKEY, QLD, 4401

date of birth 12/10/1952 place of birth CAIRNS, QLD
date commenced 24/11/1999
date ceased 21/06/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 101 CAMPBELL STREET
OAKEY, QLD, 4401

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name SHEPHERD, ROBYN LYNETTE
address 10 LAMERTON DRIVE
MARYBOROUGH, QLD, 4650

date of birth 18/06/1951 place of birth ORANGE, NSW
date commenced 28/02/2000
date ceased 21/06/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address ANZ BANK
221 ADELAIDE STREET,
MARYBOROUGH, QLD, 4650

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name SHEPPARD, GARY CHARLES
address 7 AVON CLOSE
TERRIGAL, NSW, 2260

date of birth 03/07/1967 place of birth CANBERRA, ACT
date commenced 02/09/1999
date ceased 21/06/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address SHOP 19, FOUNTAIN PLAZA
ERINA, NSW, 2250

Details of representatives (continued)

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name SMITH, LYN MAREE
address 225 PANORAMA DRIVE
NAMBOUR, QLD, 4560

date of birth 22/11/1965 place of birth KINGAROY, QLD
date commenced 08/06/2000
date ceased 21/06/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 66 CURRY STREET
NAMBOUR, QLD, 4560

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name SMITH, PHILIP ROBERT
address 30 MOUNT DARRALM ROAD
PAMBULA, NSW, 2549

date of birth 28/03/1967 place of birth PARRAMATTA, NSW
date commenced 24/09/1999
date ceased 21/06/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 176 CARP STREET
BEGA, NSW, 2550

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name SMITH, SCOTT ROBERT
address 4 PICADILLY COURT
PROSPECT, TAS, 7250

date of birth 01/10/1968 place of birth HOBART, TAS
date commenced 24/09/1999
date ceased 21/06/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 54 EMU BAY ROAD
DELORAINE, TAS, 7304

Details of representatives (continued)

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name STEWART, LYNETTE GAY
address 1 CRAIGLEA CLOSE
TAREE, NSW, 2430

date of birth 24/07/1953 place of birth MAITLAND, NSW
date commenced 02/09/1999
date ceased 21/06/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 50 MANNING STREET
TAREE, NSW, 2430

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name WILSON, ANTHONY WILLIAM
address 7/56 SABINE ROAD
MILNER, NT, 0810

date of birth 18/11/1966 place of birth ADELAIDE, SA
date commenced 09/02/2000
date ceased 21/06/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 1/43 SMITH STREET
DARWIN, NT, 0800

Annexures

(If insufficient space on form) Further details are enclosed in the annexure-marked ( ) of ( )pages.

Signature

print name PHILLIPS, KAREN KA-LENG capacity SECRETARY

sign here [signature] date 21/06/2002

agent no 7159
agent COMPANY SECRETARY'S OFFICE FOR ANZ BANK
address LEVEL 6
100 QUEEN STREET
MELBOURNE, VIC, 3000
phone fax
DX city

Ass [ ] Req-A [ ]
Cash [ ] Req-P [ ]
Proc [ ]

Australian Securities and Investments Commission form 708

Notification of
holding or ceasing to hold proper authority

Corporations Act 2001
811(4)(b) & 811(7)

This form may be used to notify a number of holdings OR ceasings but not both.
Documents to be lodged with this Notice when persons commence to hold proper authority.
Subsection 811(4)(a) requires a copy of the proper authority relating to each holder to be lodged with this Notice

Details of the licence

type of licence [X] dealer [ ] investment advisers
licence number 86807

Does the register contain more than 100 proper authority holders ? [X] yes [ ] No

Details of licensee (Register Keeper)

name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
ACN or ARBN 005 357 522
principal place at which business is being carried on
address 100 QUEEN STREET
MELBOURNE, VIC, 3000

Details of representatives

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name DAVEY, ANTHONY JOHN
address 27 PIPING LANE
GERALDTON, WA, 6530

date of birth 28/06/1955 place of birth BRISBANE, QLD
date commenced 08/10/1999
date ceased 21/06/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 141 MARINE TERRACE
GERALDTON, WA, 6530

Details of representatives (continued)

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name DONATO, KAREN MARGARET
address 77 ROSS STREET
AYR, QLD, 4807

date of birth 04/05/1971 place of birth TULLY, QLD
date commenced 28/09/1999
date ceased 21/06/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address ANZ BANK
21-23 GRAFTON STREET,
CAIRNS, QLD, 4870

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name DONATO, MICHAEL DOMENIC
address 77 ROSS STREET
AYR, QLD, 4807

date of birth 01/11/1968 place of birth TOWNSVILLE, QLD
date commenced 28/09/1999
date ceased 21/06/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 154 QUEEN STREET
AYR, QLD, 4807

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name ELORTEGUI, ERICA ANN
address 42 GORT STREET
INGHAM, QLD, 4850

date of birth 21/12/1962 place of birth INGHAM, QLD
date commenced 28/09/1999
date ceased 21/06/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 39 LANNERCOST STREET
INGHAM, QLD, 4850

Details of representatives (continued)

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name GREY, DARREN JOHN
address 22 TARGET ROAD
ALBANY, WA, 6330

date of birth 21/04/1964 place of birth HAMILTON, VIC
date commenced 24/08/1999
date ceased 21/06/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 23 ALBANY HIGHWAY
ALBANY, WA, 6330

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name HOANG, WINNIE
address 7/9-11 DOODSON AVENUE
LIDSCOMBE, NSW, 2141

date of birth 05/12/1968 place of birth HANOI, VIETNAM
date commenced 17/09/1999
date ceased 21/06/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 16 JOHN STREET
CABRAMATTA, NSW, 2166

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name JOBLING, STEPHEN JOHN
address 17 SOUTH STREET
BENALLA, VIC, 3672

date of birth 13/01/1970 place of birth TRARALGON, VIC
date commenced 21/09/1999
date ceased 21/06/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 24 BRIDGE STREET
BENALLA, VIC, 3672

Details of representatives (continued)

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name MANN, RUSSELL BARRY
address 23 WOOD STREET
FOSTER, VIC, 3960

date of birth 12/10/1968 place of birth YARRAM, VIC
date commenced 21/09/1999
date ceased 21/06/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 64 MAIN STREET
FOSTER, VIC, 3960

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name MURCHIE, TREVOR ANDREW
address 11 BERKELEY CT
KIRWAN, QLD, 4817

date of birth 22/06/1947 place of birth BUNDABERG, QLD
date commenced 07/10/1999
date ceased 21/06/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address ANZ BANK
121 STURT STREET,
TOWNSVILLE, QLD, 4810

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name PASKOV, TIMOTHY RAY
address 326 PICCADILLY STREET
KALGOORLIE, WA, 6430

date of birth 06/03/1971 place of birth NORTHAN, WA
date commenced 21/09/1999
date ceased 21/06/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address ANZ BANK
189 HANNAN STREET,
KALGOORLIE, WA, 6430

Details of representatives (continued)

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name PHILLIPS, KARL NIGEL
address 8/7 BOUVERIE PLACE
LEEDERVILLE, WA, 6007

date of birth 02/07/1972 place of birth AUCKLAND, NEW ZEALAND
date commenced 31/08/1999
date ceased 21/06/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 786 ALBANY HIGHWAY
EAST VICTORIA PARK, WA, 6101

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name PRETTEJOHN, DAMIEN MARK
address 8 GREENPINE CIRCUIT
GOLDEN GROVE, SA, 5125

date of birth 11/09/1972 place of birth ANGASTON, SA
date commenced 08/10/1999
date ceased 21/06/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 54 MAIN STREET
LOBETHAL, SA, 5241

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name RITCHIE, ROD
address 140 MAIN STREET
PAKENHAM, VIC, 3810

date of birth 12/03/1961 place of birth CROYDON, VIC
date commenced 11/01/2000
date ceased 21/06/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 140 MAIN STREET
PAKENHAM, VIC, 3810

Details of representatives (continued)

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name SALERNO, GIUSEPPE PETER
address 7 JACINTA CRESCENT
MAREEBA, QLD, 4880

date of birth 28/12/1976 place of birth MAREEBA, QLD
date commenced 20/10/1999
date ceased 21/06/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address CORNER MAIN & VERNON STREETS
ATHERTON, QLD, 4883

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name SHELLCOT, SANDRA LEE
address 1 THOMAS STREET
TRARALGON, VIC, 3844

date of birth 08/03/1968 place of birth FOSTER, VIC
date commenced 08/10/1999
date ceased 21/06/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 38 FRANKLIN STREET
TRARALGON, VIC, 384

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name SIEVWRIGHT, RODERICK JAMES
address 2/132 MANDURAH TERRACE
MANDURAH, WA, 6210

date of birth 14/05/1957 place of birth NAIROBI, KENYA
date commenced 20/10/1999
date ceased 21/06/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 10/316 PINJARRA ROAD
MANDURAH, WA, 6210

Details of representatives (continued)

Annexures

(If insufficient space on form) Further details are enclosed in the annexure marked ( ) of ( )pages.

Signature

print name PHILLIPS, KAREN KA-LENG capacity SECRETARY

sign here [signature] date 21/06/2002

agent no 7159
agent COMPANY SECRETARY'S OFFICE FOR ANZ BANK
address LEVEL 6
100 QUEEN STREET
MELBOURNE, VIC, 3000
phone fax
DX city

Ass [ ] Req-A [ ]
Cash [ ] Req-P [ ]
Proc [ ]

Australian Securities and Investments Commission form 708

Notification of
holding or ceasing to hold proper authority

Corporations Act 2001
811(4)(b) & 811(7)

This form may be used to notify a number of holdings OR ceasings but not both.
Documents to be lodged with this Notice when persons commence to hold proper authority.
Subsection 811(4)(a) requires a copy of the proper authority relating to each holder to be lodged with this Notice

Details of the licence

type of licence [X] dealer [ ] investment advisers
licence number 86807

Does the register contain more than 100 proper authority holders ? [X] yes [ ] No

Details of licensee (Register Keeper)

name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
ACN or ARBN 005 357 522
principal place at which business is being carried on
address 100 QUEEN STREET
MELBOURNE, VIC, 3000

Details of representatives

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name BOTTLE, CHRIS
address 44 GEOFFREY ROAD
CHITTAWAY POINT, NSW, 2261

date of birth 26/02/1962 place of birth EPPING, NSW
date commenced 23/08/1999
date ceased 21/06/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address SHOP 1, WYONG PLAZA
WYONG, NSW, 2259

Details of representatives (continued)

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name CARROLL, JUDITH LOUISE
address 33 MEREDITH STREET
NEW LAMBTON, NSW, 2305

date of birth 07/09/1968 place of birth AUSTRALIA,
date commenced 19/07/2000
date ceased 21/06/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 437 HIGH STREET
MAITLAND, NSW, 2320

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name CONDON, DAMIAN EDWARD
address 10 MULLINS STREET
WHITFIELD, QLD, 4870

date of birth 20/05/1970 place of birth CAIRNS, QLD
date commenced 10/11/1999
date ceased 21/06/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address ANZ BANK
21-23 GRAFTON STREET,
CAIRNS, QLD, 4870

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name DUNCAN, RENAE
address 50 SIX MILE ROAD
EAGLETON, NSW, 2324

date of birth 08/04/1973 place of birth CESSNOCK, NSW
date commenced 24/08/1999
date ceased 21/06/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 19 WILLIAMS STREET
RAYMOND TERRACE, NSW, 2324

Details of representatives (continued)

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name ENNOR, JAMES SUTHERLAND
address 10 BUCKLAND COURT
ELLIMINYT, VIC, 3250

date of birth 12/10/1963 place of birth COLAC, VIC
date commenced 24/08/1999
date ceased 21/06/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 172 MANIFOLD STREET
CAMPERDOWN, VIC, 3260

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name GEE, ANTHONY VINCENT
address 3 LEO CL;OSE
ELERMORE VALE, NSW, 2287

date of birth 09/04/1967 place of birth SYDNEY, NSW
date commenced 27/08/1999
date ceased 21/06/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 212 PACIFIC HIGHWAY
CHARLESTOWN, NSW, 2290

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name HARTWELL, ALAN DOUGLAS
address 14 TILBROOK AVENUE
CLARE, SA, 5453

date of birth 18/07/1969 place of birth MELBOURNE, VIC
date commenced 17/09/1999
date ceased 21/06/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 243 MAIN NORTH ROAD
CLARE, SA, 5453

Details of representatives (continued)

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name KENNY, ANNE LOUISE
address 4 PEPPERMINT CLOSE
NARARA, NSW, 2250

date of birth 09/05/1954 place of birth SYDNEY, NSW
date commenced 28/10/1999
date ceased 21/06/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address SHOP 95, ERINA FAIR
ERINA, NSW, 2250

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name MCCALLUM, SHAUN PATRICK
address 65 SPALLA DRIVE
PROSERPINE, QLD, 4800

date of birth 27/06/1968 place of birth BRISBANE, QLD
date commenced 28/09/1999
date ceased 21/06/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 41 MAIN STREET
PROSERPINE, QLD, 4800

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name SHALES, RHONDA ELAINE
address 2 CHARLEKATA CLOSE
FRESHWATER, QLD, 4870

date of birth 28/02/1960 place of birth MT HAWTHORNE, WA
date commenced 24/09/1999
date ceased 21/06/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address ANZ BANK
21-23 GRAFTON STREET,
CAIRNS, QLD, 4870

Details of representatives (continued)

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name SHEPPARD, MURRAY WILLIAM
address 5A PRENTICE PLACE
ANNA BAY, NSW, 2316

date of birth 04/02/1970 place of birth ORANGE, NSW
date commenced 10/11/1999
date ceased 21/06/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 93 MAGNUS STREET
NELSON BAY, NSW, 2315

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name STOECKEL, DAVID LESLIE
address 55 BRETON PLACE
PORT LINCOLN, SA, 5606

date of birth 19/05/1965 place of birth KINGSCOTE, SA
date commenced 08/10/1999
date ceased 21/06/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 76 TASMAN TERRACE
PORT LINCOLN, SA, 5606

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name TOUMAZOU, CHRISTOS
address 11 GAINSBOROUGH DRIVE
AYR, QLD, 4807

date of birth 04/04/1966 place of birth TULLY, QLD
date commenced 24/09/1999
date ceased 21/06/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 154 QUEEN STREET
AYR, QLD, 4807

Details of representatives (continued)

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name TUNE, LEANNE PATRICIA
address 11 SUNRISE CRESCENT
GRACEMERE, QLD, 4702

date of birth 11/07/1955 place of birth MT MORGAN, QLD
date commenced 07/10/1999
date ceased 21/06/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 214 BOLSOVER STREET
ROCKHAMPTON, QLD, 4700

Annexures

(If insufficient space on form) Further details are enclosed in the annexure marked ( ) of ( )pages.

Signature

print name PHILLIPS, KAREN KA-LENG capacity SECRETARY

sign here [signature] date 21/06/2002

Mili...

agent no 7159
agent COMPANY SECRETARY'S OFFICE FOR ANZ BANK
address LEVEL 6
100 QUEEN STREET
MELBOURNE, VIC, 3000
phone fax
DX city

Ass [ ] Req-A [ ]
Cash [ ] Req-P [ ]
Proc [ ]

Australian Securities and Investments Commission — form 708

Notification of
holding or ceasing to hold proper authority

Corporations Act 2001
811(4)(b) & 811(7)

This form may be used to notify a number of holdings OR ceasings but not both.
Documents to be lodged with this Notice when persons commence to hold proper authority.
Subsection 811(4)(a) requires a copy of the proper authority relating to each holder to be lodged with this Notice

Details of the licence

type of licence [X] dealer [ ] investment advisers
licence number 86807

Does the register contain more than 100 proper authority holders ? [X] yes [ ] No

Details of licensee (Register Keeper)

name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
ACN or ARBN 005 357 522
principal place at which business is being carried on
address 100 QUEEN STREET
MELBOURNE, VIC, 3000

Details of representatives

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name BURTON, GARY JOHN
address 30 MASHIE WAY
WODONGA, VIC, 3690

date of birth 15/03/1968 place of birth STAWELL, VIC
date commenced 17/09/1999
date ceased 21/06/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 579 DEAN STREET
ALBURY, NSW, 2640

Details of representatives (continued)

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name CROSS, IAN MATTHEW
address 13 CAVILL AVENUE
FORSTER, NSW, 2428

date of birth 15/01/1969 place of birth TAREE, NSW
date commenced 24/08/1999
date ceased 21/06/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 55 WHARF STREET
FORSTER, NSW, 2428

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name DOLLING, ANTHONY DEAN
address 30 PARA ROAD
TANUNDA, SA, 5352

date of birth 24/03/1950 place of birth BLYTH, SA
date commenced 11/05/2000
date ceased 21/06/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 44 MURRAY STREET
TANUNDA, SA, 5290

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name FERDINANDS, MALCOLM CECIL
address 67 RAVENSBOURNE CIRCUIT
DURAL, NSW, 2158

date of birth 23/12/1963 place of birth MELBOURNE, VIC
date commenced 05/04/2000
date ceased 03/05/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address LEVEL 6, 20 MARTIN PLACE
SYDNEY, NSW, 2000

Details of representatives (continued)

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name FOSTER, PRESTON RANDALL
address 4/21 MOSMAN STREET
MOSMAN, NSW, 2088

date of birth 26/11/1974 place of birth SYDNEY, NSW
date commenced 15/10/2001
date ceased 03/05/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 20 MARTIN PLACE
SYDNEY, NSW, 2000

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name GOSLEY, KEITH DAVID
address 21 TREETOP DRIVE
FOREST GARDENS, QLD, 4868

date of birth 29/08/1959 place of birth GORDONVALE, QLD
date commenced 28/09/1999
date ceased 21/06/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address ANZ BANK
21-23 GRAFTON STREET,
CAIRNS, QLD, 4870

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name MACARTNEY, DARREN GORDON
address 496 CLAY STREET
HAY, NSW, 2711

date of birth 03/09/1969 place of birth BERRIGAN, NSW
date commenced 28/02/2000
date ceased 21/06/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 104 LACHLAN STREET
HAY, NSW, 2711

Details of representatives (continued)

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name MARTENS, JOHN VINCENT
address 74 WOMPOO ROAD
LONGREACH, QLD, 4730

date of birth 05/03/1957 place of birth ROCKHAMPTON, QLD
date commenced 28/09/1999
date ceased 21/06/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 101 EAGLE STREET
LONGREACH, QLD, 4730

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name MCNEILL, CALLUM ANDREW
address 2 HARRISON STREET
SMITHTON, TAS, 7330

date of birth 16/04/1970 place of birth ,
date commenced 20/10/1999
date ceased 21/06/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 42 EMMETT STREET
SMITHTON, TAS, 7330

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name MITCHELL, RODNEY JAMES
address 428 BOATHARBOUR ROAD
ELTHAM, NSW, 2480

date of birth 18/12/1966 place of birth LISMORE, NSW
date commenced 21/09/1999
date ceased 21/06/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 57 JONSON STREET
BYRON BAY, NSW, 2481

Details of representatives (continued)

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name OWEN, SARAH BREACA ELAINE
address 28 CALEDONIA STREET
PADDINGTON, NSW, 2021

date of birth 03/02/1968 place of birth LONDON, UNITED KINGDOM
date commenced 31/05/2002
date ceased 31/05/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 20 MARTIN PLACE
SYDNEY, NSW, 2000

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name PAINO, LISA LEANNE
address 4 LAUREL COURT
GLEN WAVERLEY, VIC, 3150

date of birth 27/03/1970 place of birth MELBOURNE, VIC
date commenced 08/10/1999
date ceased 01/12/2001

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 1/533 BLACKBURN ROAD
MOUNT WAVERLEY, VIC, 3149

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name PEARCE, RONALD KEITH
address 37 JACOBSEN OUTLOOK
PIALBA, QLD, 4655

date of birth 10/03/1965 place of birth NAMBOUR, QLD
date commenced 27/03/2000
date ceased 21/06/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 4/100 QUEEN STREET
MELBOURNE, VIC, 300

Details of representatives (continued)

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name RIVENELL, GAVIN RICHARD
address 7 NIRIMBA COURT
TAMWORTH, NSW, 2340

date of birth 19/03/1969 place of birth TAMWORTH, NSW
date commenced 09/09/1999
date ceased 21/06/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 479 PEEL STREET
TAMWORTH, NSW, 2340

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name ROBERTS, LEON KENNY
address 31 DOUGLASS STREET
CLERMONT, QLD, 4721

date of birth 29/11/1952 place of birth WUDINNA, SA
date commenced 24/11/1999
date ceased 21/06/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address CORNER DAINTREE & CAPELLA STREETS
CLERMONT, QLD, 4721

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name RYAN, MATTHEW JOHN
address 1/10 DAWSON AVENUE
ARMIDALE, NSW, 2350

date of birth 28/11/1972 place of birth SYDNEY, NSW
date commenced 28/02/2000
date ceased 21/06/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 123 BEARDY STREET
ARMIDALE, NSW, 2350

Details of representatives (continued)

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name SMALLWOOD, GLENN ALLAN
address 3 LOWANA CLOSE
MUDGEE, NSW, 2850

date of birth 14/08/1969 place of birth FAIRFIELD, NSW
date commenced 10/09/1999
date ceased 21/06/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 52 CHURCH STREET
MUDGEE, NSW, 2850

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name TYBELL, MATTHEW JAMES MCRAE
address 8 MEYERS STREET
TENNANT CREEK, NT, 0860

date of birth 16/11/1969 place of birth DARWIN, NT
date commenced 24/09/1999
date ceased 21/06/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 143 PATERSON STREET
TENNANT CREEK, NT, 0860

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name ZHAO, ALLISA XIAO YUN
address 2 HARTLAND AVENUE
BLACK FOREST, SA, 5035

date of birth 15/09/1969 place of birth ZHEJIANG, CHINA
date commenced 02/04/2001
date ceased 15/06/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 13 GRENFELL STREET
ADELAIDE, SA, 5000

Details of representatives (continued)

Annexures

(If insufficient space on form) Further details are enclosed in the annexure marked ( ) of ( )pages.

Signature

print name PHILLIPS, KAREN KA-LENG capacity SECRETARY

sign here date 21/06/2002

Media Release

Corporate Affairs
Level 20, 100 Queen Street
Melbourne Vic 3000
Facsimile 03 9273 4899
www.anz.com

For release: 25 June 2002

Mortgage on Hollywood

Not many home loans come with a trip to Hollywood, but that's exactly what one lucky couple received recently when they took out a mortgage with ANZ's Pialba branch.

Bernie and Jeannette Jones won a trip to Hollywood through ANZ's CANNEX 5 Star promotion.

They were one of 3500 ANZ Money Saver Home and ANZ Money Saver Residential Investment Loan customers who entered the competition, which celebrated independent financial services research group CANNEX awarding the ANZ Money Saver Home Loan a five star rating for the ninth consecutive quarter.

"Our Money Saver Home Loan is a very competitive product. I invite all home buyers to come in and talk to us about their home loan needs," said ANZ Pialba Branch Manager, Ron Pearce.

CANNEX analyses more than 3 000 mortgage products from 160 financial institutions in Australia and only awards the top 5 per cent of products with five stars. Consideration is given to consumer friendly aspects of mortgages including costs, features, flexibility and terms and conditions.

ANZ has been serving the Hervey Bay Community through branches at Pialba and Torquay for 25 years providing standard banking services as well as an ATM, Phone Banking Hotline and Fast Deposit Box.

Bernie and Jeannette have been ANZ customers since January 1999 and recently refinanced an existing property with the bank.

"It's a great thrill to have our customers win the trip to Hollywood. All our staff at the branch are very happy for Bernie and Jeannette," said Mr Pearce.

The couple have won return flights to Los Angeles and five nights accommodation for four people at the five-star Peninsula Hotel in Beverley Hills.

Photo opportunity exists

For media enquiries, contact:

Rita Zonius
Media Relations Manager, ANZ
Tel: 03-9273 6190 or 0409-655 551
Email: zoniusr@anz.com

Ron Pearce
Branch Manager ANZ Pialba
Tel: 07 - 4124 8583

Media Release

Corporate Affairs
Level 20, 100 Queen Street
Melbourne Vic 3000
Facsimile 03 9273 4899
www.anz.com

For release: 25 June 2002

ANZ invests $150,000 in Koroit branch fit-out

ANZ today announced the fit-out of its new modern branch premises at Koroit had been completed.

The fit-out of the branch, which will open for business on 1 July 2002, took seven weeks to complete at a cost of more than $150,000.

Manager of the Koroit branch Mr Geoff Harrison said the new premises were a demonstration of ANZ's commitment to provide the people of Koroit and surrounds with a diverse range of modern banking services.

"We believe customers will be very pleased with the new branch. The people of Koroit have been fantastic in their support for the branch and I hope they make regular use of the facilities on offer," said Mr Harrison.

ANZ Koroit will be full service branch, handling all types of customer transactions and enquiries, ranging from home loans and business lending to investment and financial services.

The layout of the branch is a departure from the traditional-style bank branch of the past to a modern open plan scheme, with an emphasis on staff working with customers on a one-on-one basis to help them with their financial needs. It contains features such as an ANZ Phone Banking hotline, information displays and a sales area in which staff can explain ANZ's range of products and services to customers.

The decision to locate a new ANZ branch in Koroit followed National Australia Bank's decision to close its Koroit and Mortlake branches and a subsequent meeting in April between ANZ and a delegation of Moyne Shire Council and Victorian Farmers Federation representatives led by Federal Member for Wannon, David Hawker MP.

For media enquiries, contact:

Paul Edwards
Head of Group Media Relations
Telephone: 03-9273 6955 or 0409-655 550
Email: edwardp12@anz.com

Geoff Harrison
Branch Manager
Telephone: 03-5564 8616

reasonably robust outlook for employment growth over the months immediately ahead," Mr Eslake said.

"We continue to expect employment to grow by an average of around 20,000 per month over the next few months – although as always the data as reported by the Statistics Bureau will be much more volatile than that.

"This compares with the roughly 15,000 per month average increase in employment which would be required over the coming financial year in order to fulfil last month's Budget forecast of 1¾% employment growth in 2002-03 and an unemployment rate of 6% by the June quarter of next year. At this stage, that forecast appears readily attainable," Mr Eslake said.

The number of newspaper job advertisements fell in every State and Territory last month, after increases of more than 20% in April as a result of the 'early Easter' effect noted earlier. The largest falls were in the Northern Territory (13.8%), New South Wales (10.1%), and Western Australia (9.6%); while smaller falls were recorded in Victoria (7.3%), the ACT (6.5%), Queensland (5.8%), Tasmania (5.5%) and South Australia (4.0%).

The following table provides estimates of the level of, and monthly percentage changes in, newspaper job advertisements in each State and Territory over the past three months adjusted (in the same way as for the national figures reported earlier) for the 'early Easter' effect:

Month	*NSW*	*Vic*	*Qld*	*SA*	*WA*	*Tas*	*ACT*	*NT*
				Level ('000 per week)				
March	7,374	5,961	2,584	1,422	1,926	341	547	238
April	8,042	6,334	2,687	1,495	2,039	356	605	250
May	7,759	6,232	2,751	1,551	1,969	364	614	237
				% change from previous month				
March	-6.2	-2.3	-0.2	10.5	2.8	4.3	7.1	13.1
April	9.1	6.2	4.0	5.1	5.9	4.4	10.6	4.9
May	-3.5	-1.6	2.4	3.8	-3.4	2.2	1.3	-5.3
				Trend % change from previous month				
March	1.0	0.5	2.7	3.9	2.3	3.4	2.6	1.7
April	0.4	0.5	2.3	3.8	1.9	3.1	2.8	1.4
May	0.1	0.4	1.7	3.2	1.4	2.9	2.7	0.7

(Note: For some of the newspapers surveyed, the ANZ Job Advertisements series counts the number of advertisement 'bookings'. Each 'booking' may contain multiple advertisements. In addition, the ANZ series counts classified advertisements only, and does not include display advertisements. For these reasons, it would be incorrect to draw any inference or correlation from the ANZ series regarding advertising volumes or revenues from employment advertising in the newspapers surveyed. The ANZ series is not intended to, and should not, be used to assess the financial performance of any of the newspapers included in it.)

Further comment:	**Data enquiries:**	**Distribution enquiries, changes to fax listings:**
Saul Eslake Chief Economist Phone: (03) 9273 6251	David Colosimo Phone: (03) 9273 4060	Rita Zonius Media Relations Manager Phone: (03) 9273 6190

Next release: June 2002 **Expected release date:** Monday, 8 July 2002

Job Advertisements series

Level of newspaper job advertisements and annual employment growth



Weekly average ('000) (seas. adj.)
% change from year earlier
Employment (right scale)
Newspaper job ads (left scale)
45
40
35
30
25
20
15
10
5
8
6
4
2
0
-2
-4
-6
81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02

Annual growth in newspaper job advertisements and employment



% change from year earlier
% change from year earlier
Employment (right scale)
Newspaper job ads, 6 months forward (left scale)
80
60
40
20
0
-20
-40
-60
8
6
4
2
0
-2
-4
-6
81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02

Sources: ABS, *The Labour Force* (6202.0); Economics@ANZ.

Job Advertisements series

Level of newspaper job advertisements and the unemployment rate


'000 per week
%
45
40
35
30
25
20
15
10
5
4
5
6
7
8
9
10
11
12
Unemployment rate
(inverted; right scale)
Newspaper job ads
(6 months forward;
left scale)
81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02

Sources: ABS, *The Labour Force* (6202.0); Economics@ANZ.

Annual change in newspaper job advertisements and changes in the official cash rate


%
%
80
60
40
20
0
-20
-40
-60
150
125
100
75
50
25
0
-25
-50
-75
Change in the level of the ANZ newspaper
job advertisements series, from year earlier
nine months forward (3-mth moving average, left hand scale)
Change in the level of the
cash rate, from a year earlier
(right scale)
83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03

Sources: Economics@ANZ; Datastream

Job Advertisements series

Newspaper and internet job advertisements


Weekly average ('000)
(not seas. adj.)
Newspapers
Internet sites
120
100
80
60
40
20
0
2000
2001
2002

Annual changes in newspaper and internet job advertisements


% change from year earlier
(not seasonally adjusted)
Total
Internet
Newspapers
80
60
40
20
0
-20
-40
00
01
02

Note: There are some important conceptual differences between the measurement of job advertisements in newspapers and on the internet, so that the sum of the two should be interpreted with caution. *Source:* Economics@ANZ.

Job Advertisements series

State and Territory data

New South Wales



'000 per week
15.0
13.0
11.0
9.0
7.0
5.0
92 93 94 95 96 97 98 99 00 01 02

Victoria



'000 per week
10.0
8.0
6.0
4.0
2.0
92 93 94 95 96 97 98 99 00 01 02

Queensland



'000 per week
3.5
3.0
2.5
2.0
1.5
92 93 94 95 96 97 98 99 00 01 02

Western Australia



'000 per week
3.0
2.5
2.0
1.5
1.0
92 93 94 95 96 97 98 99 00 01 02

South Australia



'000 per week
1.8
1.6
1.4
1.2
1.0
0.8
0.6
92 93 94 95 96 97 98 99 00 01 02

Tasmania



'000 per week
0.45
0.40
0.35
0.30
0.25
0.20
92 93 94 95 96 97 98 99 00 01 02

Australian Capital Territory



'000 per week
0.7
0.6
0.5
0.4
0.3
0.2
92 93 94 95 96 97 98 99 00 01 02

Northern Territory



'000 per week
0.35
0.30
0.25
0.20
0.15
96 97 98 99 00 01 02

Seasonally adjusted — Trend

Job Advertisements series

Average number of newspaper job advertisements per week – Australia

	Original	Seasonally adjusted			Trend estimate (a)		
			P.c. change over -			P.c. change over -	
	Number	Number	Month	Year	Number	Month	Year
1997-98	22,388			13.2			
1998-99	25,785			15.2			
1999-00	29,843			15.7			
2000-01	23,135			-22.5			
2000 -							
March	32,186	30,270	0.7	13.3	30,231	0.7	13.4
April	26,959	30,117	-0.5	11.2	30,351	0.4	12.1
May	31,743	30,952	2.8	12.9	30,110	-0.8	9.3
June	29,479	29,624	-4.3	5.9	29,358	-2.5	4.5
July	30,052	28,716	-3.1	0.6	28,147	-4.1	-1.9
August	29,909	27,500	-4.2	-5.6	26,753	-5.0	-8.8
September	25,343	22,685	-17.5	-24.5	25,519	-4.6	-14.3
October	27,361	25,303	11.5	-17.4	24,595	-3.6	-18.1
November	24,239	23,527	-7.0	-22.2	23,948	-2.6	-20.3
December	14,360	23,664	0.6	-21.4	23,416	-2.2	-21.9
2001 -							
January	22,726	24,292	2.7	-15.5	22,800	-2.6	-23.9
February	24,496	21,993	-9.5	-26.8	22,012	-3.5	-26.7
March	21,687	20,409	-7.2	-32.6	21,116	-4.1	-30.2
April	17,709	19,803	-3.0	-34.2	20,320	-3.8	-33.0
May	20,369	19,860	0.3	-35.8	19,819	-2.5	-34.2
June	19,374	19,504	-1.8	-34.2	19,569	-1.3	-33.3
July	20,575	19,698	1.0	-31.4	19,474	-0.5	-30.8
August	21,494	19,801	0.5	-28.0	19,435	-0.2	-27.4
September	21,906	19,593	-1.1	-13.6	19,467	0.2	-23.7
October	20,828	19,226	-1.9	-24.0	19,541	0.4	-20.5
November	19,818	19,229	0.0	-18.3	19,699	0.8	-17.7
December	11,900	19,501	1.4	-17.6	19,977	1.4	-14.7
2002 -							
January	20,548	21,941	12.5	-9.7	20,347	1.9	-10.8
February	23,097	20,762	-5.4	-5.6	20,759	2.0	-5.7
March	20,078	18,927	-8.8	-7.3	21,134	1.8	0.1
April	20,899	23,386	23.6	18.1	21,477	1.6	5.7
May	22,001	21,477	-8.2	8.1	21,769	1.4	9.8

(a) The trend estimates have been derived by applying a 13-term Henderson moving average to the seasonally adjusted series. While this smoothing technique enables estimates to be produced for the latest month, it does result in revisions to the most recent six months as additional observations become available.

Job Advertisements series

Average number of newspaper job advertisements per week - States and Territories

	Original	Seasonally adjusted			Trend estimate		
			P.c. change over			P.c. change over	
	Number	Number	Month	Year	Number	Month	Year
New South Wales -							
2001							
December	3,991	6,950	1.5	-29.7	7,397	2.9	-22.0
2002							
January	7,970	8,822	26.9	-10.5	7,609	2.9	-17.5
February	8,617	7,863	-10.9	-10.2	7,778	2.2	-12.0
March	7,288	6,844	-13.0	-11.7	7,884	1.4	-5.6
April	7,638	8,631	26.1	8.1	7,952	0.9	0.9
May	7,971	7,759	-10.1	2.5	7,999	0.6	5.9
Victoria -							
2001							
December	3,780	6,162	3.0	-11.6	6,064	-0.3	-13.5
2002							
January	5,637	6,184	0.4	-14.8	6,065	0.0	-11.1
February	7,001	6,102	-1.3	-7.3	6,096	0.5	-7.8
March	5,990	5,572	-8.7	-11.4	6,143	0.8	-3.9
April	6,062	6,721	20.6	11.3	6,200	0.9	0.0
May	6,502	6,232	-7.3	2.6	6,255	0.9	2.8
Queensland -							
2001							
December	1,443	2,353	2.0	0.8	2,389	2.1	3.7
2002							
January	2,575	2,555	8.6	10.3	2,459	2.9	9.7
February	2,749	2,589	1.3	14.7	2,542	3.4	16.3
March	2,425	2,366	-8.6	8.5	2,622	3.1	22.4
April	2,553	2,921	23.5	54.0	2,697	2.9	27.0
May	2,778	2,751	-5.8	27.2	2,759	2.3	29.3
South Australia -							
2001							
December	824	1,224	-4.5	-10.8	1,272	0.4	-12.9
2002							
January	1,322	1,352	10.5	-13.2	1,300	2.2	-8.7
February	1,460	1,287	-4.9	-7.3	1,349	3.8	-2.1
March	1,418	1,304	1.3	-3.1	1,407	4.3	5.9
April	1,449	1,617	24.0	37.7	1,468	4.3	13.9
May	1,506	1,551	-4.0	23.0	1,524	3.8	20.2

The above data are based on information provided by the following newspapers: *The Sydney Morning Herald* and *The Daily Telegraph* (NSW); *The Age* and *The Herald-Sun* (Victoria); *The Courier-Mail* (Queensland); and *The Advertiser* (South Australia).

Job Advertisements series

Average number of newspaper job advertisements per week - States and Territories

	Original	Seasonally adjusted			Trend estimate		
			P.c. change over			P.c. change over	
	Number	Number	Month	Year	Number	Month	Year
Western Australia -							
2001							
December	1,177	1,758	0.4	-11.8	1,800	1.3	-10.9
2002							
January	1,938	1,914	8.9	-10.4	1,838	2.1	-6.2
February	2,091	1,873	-2.1	1.3	1,888	2.7	0.3
March	1,882	1,797	-4.0	2.2	1,937	2.6	7.4
April	1,981	2,179	21.2	29.9	1,983	2.4	13.5
May	1,955	1,969	-9.6	14.3	2,021	1.9	17.5
Tasmania -							
2001							
December	239	319	8.7	-12.0	309	0.0	-15.6
2002							
January	345	308	-3.4	-17.6	315	2.0	-12.8
February	383	327	6.2	-6.8	326	3.6	-7.4
March	329	314	-4.0	-5.6	339	3.9	-1.0
April	345	385	22.8	16.5	351	3.7	5.1
May	367	364	-5.5	9.7	363	3.4	9.9
ACT -							
2001							
December	305	511	-6.5	-9.8	530	-0.1	-6.6
2002							
January	547	566	10.7	-1.8	535	0.9	-5.8
February	601	511	-9.7	-12.7	547	2.2	-3.4
March	543	505	-1.1	-7.8	563	3.1	0.5
April	592	656	29.9	22.2	583	3.4	5.6
May	667	614	-6.5	10.1	601	3.2	10.7
Northern Territory -							
2001							
December	140	225	3.4	19.0	216	4.9	7.5
2002							
January	216	239	6.3	11.4	225	4.2	13.1
February	195	211	-11.8	-4.6	233	3.3	17.0
March	202	225	6.7	7.7	238	2.4	20.7
April	279	275	22.1	68.4	243	2.1	26.5
May	256	237	-13.8	28.8	247	1.4	32.6

The above data are based on information provided by the following newspapers: *The West Australian* (Western Australia); *The Mercury, The Examiner* and *The Advocate* (Tasmania); *The Canberra Times* (Australian Capital Territory); and *The NT News* (Northern Territory).

Job Advertisements series

Average number of internet job advertisements per week (a) – Australia

	Internet advertisements			*Combined newspaper and internet advertisements (d)*		
		P.c. change over			*P.c. change over*	
	Number	*Month*	*Year*	*Number*	*Month*	*Year*
2000 -						
May	90,413	10.6	..	122,156	12.4	..
June	98,447	8.9	..	127,926	4.7	..
July	102,869	4.5	57.5	132,921	3.9	39.6
August	108,397	5.4	51.3	138,306	4.1	34.0
September	109,525	1.0	37.9	134,868	-2.5	19.3
October	106,654	-2.6	34.0	134,015	-0.6	18.9
November	103,991	-2.5	34.2	128,230	-4.3	18.0
December	89,912	-13.5	27.6	104,272	-18.7	16.3
2001 -						
January	83,471	-7.2	28.4	106,197	1.8	17.0
February	89,649	7.4	27.9	114,145	7.5	10.3
March	89,416	-0.3	17.7	111,103	-2.7	2.7
April	84,371	-5.6	3.2	102,079	-8.1	-6.1
May	82,343	-2.4	-8.9	102,712	0.6	-15.9
June	80,816	-1.9	-17.9	100,190	-2.5	-21.7
July (b)	79,421	-1.7	-22.8	99,996	-0.2	-24.8
August (c)	79,247	-0.2	-26.9	100,741	0.7	-27.2
September	78,482	-1.0	-28.3	100,388	-0.4	-25.6
October	73,337	-6.6	-31.2	94,165	-6.2	-29.7
November (e)	67,797	-7.6	-34.8	87,615	-7.0	-31.7
December (e)	53,380	-21.3	-40.6	65,280	-25.5	-37.4
2002 -						
January	51,074	-4.3	-38.8	71,622	9.7	-32.6
February	64,178	25.7	-28.4	87,275	21.9	-23.5
March	64,764	0.9	-27.6	84,842	-2.8	-23.6
April	65,327	0.9	-22.6	86,226	1.6	-15.5
May	66,797	2.3	-18.9	88,798	3.0	-13.5

(a) The above data represent the average number of advertisements carried by each of the sites contributing to the series on the same day of each week in the month indicated. The day (which is not necessarily the same for each site) is selected by the site operator as broadly representative of its activity levels. (b) Series break due to the exclusion of a (small) site. (c) Partially estimated using data for one week from one site. (d) Compiled using the original (not seas. adj.) data for newspapers. Because of differences in the way in which the newspaper and internet series are compiled, the sum of the two should be interpreted with considerable caution. (e) Partly estimated due to the unavailability of data from one site which represents about 4% of the total internet series. The estimate assumes that the number of advertisements on this site has changed in the same proportion as the average number of advertisements on the other four sites.

The above data are based on information provided by the operators of the following sites: *Seek.com.au*; *Jobnet.com.au*; *tmp.worldwide e-resourcing*; *Employment.com.au*, and the Department of Employment and Workplace Relations (DEWR) Australian Job Search site, *jobsearch.gov.au*. The data may be revised if and when additional site operators are included.

ANZ is represented in:

AUSTRALIA by:
Australia and New Zealand Banking Group Ltd
ACN 005 357 522
100 Queen Street
Melbourne, Victoria 3000
Telephone: (61 3) 9273 5555 Fax (61 3) 9273 6142

NEW ZEALAND by:
ANZ Banking Group (New Zealand) Limited
Level 10, 215-229 Lambton Quay
Wellington, New Zealand

Telephone (64 4) 496 7000 Fax (64 4) 496 7360

UNITED KINGDOM by:
Australia and New Zealand Banking Group Ltd
Minerva House
PO Box 7, Montague Close
London, SE1 9DH, United Kingdom
Telephone (44 171) 378 2121 Fax (44 171) 378 2378

UNITED STATES OF AMERICA by:
ANZ Securities, Inc.
(Member of NASD and SIPC)
6th Floor, 1177 Avenue of the Americas
New York, NY 10036 United States of America
Telephone (1-212) 801 9610 Fax (1-212) 801 9163

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

ABN

11 005 357 522

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	293,700
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, pari passu with existing ordinary shares.
5	Issue price or consideration	9,300 shares at $17.05 each 11,200 shares at $ 13.70 each 23,000 shares at $14.34 each 15,000 shares at $10.11 each 25,000 shares at $11.29 each 10,200 shares at $18.75 each 100,000 shares at $8.97 each 100,000 shares at $11.20 each **293,700 shares**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued on exercise of options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	14 June 2002

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,499,307,445	Ordinary fully paid
33,930,990	Options on issue

+ See chapter 19 for defined terms.

64,016,000	1998 Redeemable Preference Shares.
60,016,000	1998 Redeemable Preference Shares (Series 2).

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
	Names of any underwriters	

+ See chapter 19 for defined terms.

21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought	
39 Class of +securities for which quotation is sought	

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38) *(now go to 43)*		

All entities
Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: *Arrangements can be made for employee incentive schemes that involve frequent issues of securities.*

+ See chapter 19 for defined terms.

Quotation agreement

1 $^{+}$Quotation of our additional $^{+}$securities is in ASX's absolute discretion. ASX may quote the $^{+}$securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the $^{+}$securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those $^{+}$securities should not be granted $^{+}$quotation.

- An offer of the $^{+}$securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any $^{+}$securities to be quoted and that no-one has any right to return any $^{+}$securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the $^{+}$securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the $^{+}$securities to be quoted, it has been provided at the time that we request that the $^{+}$securities be quoted.

- If we are a trust, we warrant that no person has the right to return the $^{+}$securities to be quoted under section 1019B of the Corporations Act at the time that we request that the $^{+}$securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before $^{+}$quotation of the $^{+}$securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] Secretary Date: 14 June 2002

Print name: Karen Ka-Leng Phillips

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

ABN

11 005 357 522

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	25,750
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, pari passu with existing ordinary shares.
5	Issue price or consideration	5,000 shares at $15.33 each 750 shares at $14.63 each 20,000 shares at $11.20 each **25,750 shares**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued on exercise of options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	5,750 shares 20 June 2002 20,000 shares 27 June 2002

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,499,333,195	Ordinary fully paid
33,905,240	Options on issue

+ See chapter 19 for defined terms.

64,016,000	1998 Redeemable Preference Shares.
60,016,000	1998 Redeemable Preference Shares (Series 2).

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements *in relation to fractions*	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
	Names of any underwriters	

+ See chapter 19 for defined terms.

21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities
You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities
(now go to 43)

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought	
39 Class of +securities for which quotation is sought	

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities
Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] Secretary   Date: 28 June 2002

Print name: Karen Ka-Leng Phillips

+ See chapter 19 for defined terms.

207 page 1/1 15 July 2001

ASIC registered agent number 7159
lodging party or agent name ANZ Company Secretary's Office
office, level, building name or PO Box no. Level 6
street number & name 100 Queen Street
suburb/city Melbourne state/territory VIC postcode 3000
telephone (03) 9273 6141
facsimile (03) 9273 6142
DX number suburb/city

ASS. REQ.A
CASH. REQ.P
PROC.

Australian Securities & Investments Commission

Notification of
share issue

form **207**

Corporations Act 2001
254X(1)

company name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N. 005 357 522

Details of the issue

date of issue (d/m/y) 27 / 06 / 2002 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	ORDINARY FULLY PAID SHARE

If you are listing any of the common classes of shares shown below, show only the class code.
If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	20,000	$11.20	$0.00

1. Have all shares been issued for cash only? Yes [X] No [ ]
   If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes [ ] No [X]
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No, Public companies must also lodge a Form 208.

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here [signature] date 28 / 06 / 02

ASIC registered agent number	7159
lodging party or agent name	ANZ Company Secretary's Office
office, level, building name or PO Box no.	Level 6
street number & name	100 Queen Street
suburb/city	Melbourne state/territory VIC postcode 3000
telephone	(03) 9273 6141
facsimile	(03) 9273 6142
DX number	suburb/city

ASS. ☐ CASH. ☐ PROC. ☐ REQ-A ☐ REQ-P ☐

Australian Securities & Investments Commission

Notification of
share issue

form **207**

Corporations Act 2001
254X(1)

company name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

A.C.N. 005 357 522

Details of the issue

date of issue (d/m/y) 20 / 06 / 2002 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	ORDINARY FULLY PAID SHARE

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	5,000	$15.33	$0.00
ORD	750	$14.63	$0.00

1. Have all shares been issued for cash only? Yes [X] No ☐
   If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes ☐ No [X]
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No, Public companies must also lodge a Form 208.

Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here [signature] sign date 28 / 06 / 02

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

By

....

KAREN KA-LENG PHILLIPS
Secretary
Australia and New Zealand Banking Group Limited
8 July 2002